Exhibit 2

Consolidated
Financial
Statements
Sun Life Financial Inc.
For the Year Ended December 31, 2007
February 13, 2008
Life’s brighter under the sun

FINANCIAL REPORTING RESPONSIBILITIES
Financial Reporting Responsibilities
Management is responsible for preparing the Consolidated Financial Statements. This responsibility includes selecting appropriate accounting policies and making estimates and other judgments consistent with Canadian generally accepted accounting principles. It also includes ensuring the use of appropriate accounting policies and estimates in the disclosure of the information that was prepared following accounting principles generally accepted in the United States of America. The financial information presented elsewhere in the annual report to shareholders is consistent with these statements.
The Board of Directors (Board) oversees management’s responsibilities for financial reporting. An Audit and Conduct Review Committee of non-management directors is appointed by the Board to review the Consolidated Financial Statements and report to the Board prior to their approval of the Consolidated Financial Statements for issuance to shareholders. Other key responsibilities of the Audit and Conduct Review Committee include reviewing the Company’s existing internal control procedures and planned revisions to those procedures, and advising the Board on auditing matters and financial reporting issues.
Management is also responsible for maintaining systems of internal control that provide reasonable assurance that financial information is reliable, that all financial transactions are properly authorized, that assets are safeguarded, and that Sun Life Financial Inc. and its subsidiaries, collectively referred to as “the Company”, adhere to legislative and regulatory requirements. These systems include the communication of policies and the Company’s Code of Business Conduct throughout the organization. Internal controls are reviewed and evaluated by the Company’s internal auditors.
The Audit and Conduct Review Committee also conducts such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Company is employing appropriate systems of internal control, is adhering to legislative and regulatory requirements and is applying the Company’s Code of Business Conduct. Both the internal and external auditors and the Appointed Actuary have full and unrestricted access to the Audit and Conduct Review Committee, with and without the presence of management.
The Office of the Superintendent of Financial Institutions, Canada conducts periodic examinations of the Company. These examinations are designed to evaluate compliance with provisions of the Insurance Companies Act of Canada and to ensure that the interests of policyholders, depositors and the public are safeguarded. The Company’s foreign operations and foreign subsidiaries are examined by regulators in their local jurisdictions.
The Appointed Actuary, who is a member of management, is appointed by the Board to discharge the various actuarial responsibilities required under the Insurance Companies Act of Canada, and conducts the valuation of the Company’s actuarial liabilities. The role of the Appointed Actuary is described in more detail in Note 9 on page 42. The report of the Appointed Actuary appears on page 75.
The Company’s external auditors, Deloitte & Touche LLP, Independent Registered Chartered Accountants, conduct an independent audit of the Consolidated Financial Statements and meet separately with both management and the Audit and Conduct Review Committee to discuss the results of their audit. The auditors’ report to the Board and shareholders appears on page 76.

Donald A. Stewart
Chief Executive Officer

Richard P. McKenney
Executive Vice-President and Chief Financial Officer
Toronto, February 13, 2008

Sun Life Financial Inc.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s Report on Internal Control over Financial Reporting
Management of Sun Life Financial is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer (CEO) and the Executive Vice-President and Chief Financial Officer (CFO) and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting, as defined in Rule 13a-15 under the United States Securities and Exchange Act of 1934, as of December 31, 2007 based on the framework and criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2007.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, has been audited by Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2007. As stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on the Company’s internal control over financial reporting as of December 31, 2007.

Donald A. Stewart
Chief Executive Officer

Richard P. McKenney
Executive Vice-President and Chief Financial Officer
Toronto, February 13, 2008

www.sunlife.com Annual Report 2007

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Operations

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars, except for per share amounts)
	2007	2006	*	2005	*

REVENUE
Premium income:
Annuities	$3,530	$5,380		$4,556
Life insurance	6,010	6,168		5,683
Health insurance	3,584	3,061		2,701

	13,124	14,609		12,940

Net investment income (Note 5) :
Changes in fair value of held-for-trading assets	(1,558)
Income from derivative investments	86
Realized gains on sales of available-for-sale assets	127
Other net investment income	6,197	6,664		6,079

	4,852	6,664		6,079

Fee income	3,212	3,014		2,899

	21,188	24,287		21,918

POLICY BENEFITS AND EXPENSES
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders	6,250	5,707		5,922
Annuity payments	1,398	1,388		1,473
Death and disability benefits	2,620	2,438		2,397
Health benefits	2,616	2,253		1,885
Policyholder dividends and interest on claims and deposits	1,360	1,109		1,125

	14,244	12,895		12,802
Net transfers to segregated funds	952	835		704
Increase (decrease) in actuarial liabilities (Note 9)	(2,515)	2,525		872
Commissions	1,811	1,916		1,726
Operating expenses (Note 15)	3,260	3,028		2,921
Premium taxes	240	205		190
Interest expense (Notes 10, 11 and 12)	349	323		273

	18,341	21,727		19,488

INCOME BEFORE INCOME TAXES AND
NON-CONTROLLING INTERESTS	2,847	2,560		2,430
Income taxes expense (Note 18)	522	389		531
Non-controlling interests in net income of subsidiaries (Note 13)	35	27		23

TOTAL NET INCOME	2,290	2,144		1,876
Less: Participating policyholders’ net income	2	7		9

SHAREHOLDERS’ NET INCOME	2,288	2,137		1,867
Less: Preferred shareholder dividends	69	48		24

COMMON SHAREHOLDERS’ NET INCOME	$2,219	$2,089		$1,843

Average exchange rates:
U.S. dollars	1.07	1.13		1.21
U.K. pounds	2.15	2.09		2.21

Earnings per share
Basic	$3.90	$3.62		$3.14
Diluted	$3.85	$3.58		$3.12

Weighted average shares outstanding in millions (Note 16)
Basic	569	577		587
Diluted	572	580		590

*	Prior periods have not been restated as a result of the changes in accounting policies described in Note 2.
The attached notes form part of these Consolidated Financial Statements.

Sun Life Financial Inc.

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets

AS AT DECEMBER 31(in millions of Canadian dollars)
	2007	2006	*

ASSETS
Bonds		$69,230
Bonds — held-for-trading (Note 5)	$50,608
Bonds — available-for-sale (Note 5)	9,148
Mortgages and corporate loans (Note 5)	20,742	15,993
Stocks		4,899
Stocks — held-for-trading (Note 5)	4,438
Stocks — available-for-sale (Note 5)	788
Real estate	4,303	3,825
Cash, cash equivalents and short-term securities	5,500	6,239
Derivative assets (Note 5)	1,947
Policy loans and other invested assets	4,349	6,013
Other invested assets — held-for-trading (Note 5)	440
Other invested assets — available-for-sale (Note 5)	757

Invested assets	103,020	106,199
Goodwill (Note 7)	6,018	5,981
Intangible assets (Note 7)	775	777
Other assets (Note 8)	4,478	4,874

Total general fund assets	$114,291	$117,831

Segregated funds net assets	$73,205	$70,789

LIABILITIES AND EQUITY
Actuarial liabilities and other policy liabilities (Note 9)	$79,830	$81,036
Amounts on deposit	3,747	3,599
Deferred net realized gains (Note 5)	276	4,152
Senior debentures (Note 10)	3,014	3,491
Derivative liabilities (Note 5)	638
Other liabilities (Note 11)	7,675	6,834

Total general fund liabilities	95,180	99,112
Subordinated debt (Note 12)	1,796	1,456
Non-controlling interests in subsidiaries (Note 13)	98	79
Total equity	17,217	17,184

Total general fund liabilities and equity	$114,291	$117,831

Segregated funds contract liabilities	$73,205	$70,789

Exchange rate at balance sheet date:
U.S. dollars	1.00	1.17
U.K. pounds	1.98	2.28

*	Prior periods have not been restated as a result of the changes in accounting policies described in Note 2.

The attached notes form part of these Consolidated Financial Statements.
Approved on behalf of the Board of Directors,

Donald A. Stewart	Krystyna T. Hoeg

Chief Executive Officer	Director

www.sunlife.com Annual Report 2007

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Equity

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars)
	PARTICIPATING
	POLICYHOLDERS	SHAREHOLDERS	2007	2006 *	2005 *

PREFERRED SHARES
Balance, beginning of year	$—	$1,250	$1,250	$712	$—
Preferred shares issued (Note 14)	—	250	250	550	725
Issuance costs, net of taxes (Note 14)	—	(5)	(5)	(12)	(13)

Balance, end of year	—	1,495	1,495	1,250	712

COMMON SHARES
Balance, beginning of year	—	7,082	7,082	7,173	7,238
Stock options exercised (Note 17)	—	66	66	73	99
Common shares purchased for cancellation (Note 14)	—	(115)	(115)	(164)	(164)

Balance, end of year	—	7,033	7,033	7,082	7,173

CONTRIBUTED SURPLUS
Balance, beginning of year	—	72	72	66	70
Stock-based compensation (Note 17)	—	1	1	18	17
Stock options exercised (Notes 14 and 17)	—	(11)	(11)	(12)	(21)

Balance, end of year	—	62	62	72	66

RETAINED EARNINGS
Balance, beginning of year, as previously reported	101	10,016	10,117	9,095	8,204
Adjustment for change in accounting policy (Note 2)	6	186	192	—	—

Balance, beginning of year, after change in accounting policy	107	10,202	10,309	9,095	8,204
Net income	2	2,288	2,290	2,144	1,876
Dividends on common shares	—	(752)	(752)	(663)	(581)
Dividends on preferred shares	—	(69)	(69)	(48)	(24)
Common shares purchased for cancellation (Note 14)	—	(387)	(387)	(411)	(380)

Balance, end of year	109	11,282	11,391	10,117	9,095

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), net of taxes
Balance, beginning of year	(9)	(1,328)	(1,337)	(1,500)	(1,097)
Adjustment for change in accounting policy (Note 2)	—	359	359	—	—

Balance, beginning of year, after change in accounting policy	(9)	(969)	(978)	(1,500)	(1,097)
Total other comprehensive income (loss)	(5)	(1,781)	(1,786)	163	(403)

Balance, end of year	(14)	(2,750)	(2,764)	(1,337)	(1,500)

Total retained earnings and accumulated other comprehensive income	95	8,532	8,627	8,780	7,595

Total equity	$95	$17,122	$17,217	$17,184	$15,546

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), net of taxes
Balance, end of year, consists of:
Unrealized gains on available-for-sale assets	$—	$25	$25	$—	$—
Unrealized foreign currency translation gains (losses), net of hedging activities	(14)	(2,807)	(2,821)	(1,337)	(1,500)
Unrealized gains on derivatives designated as cash flow hedges	—	32	32	—	—

Balance, end of year	$(14)	$(2,750)	$(2,764)	$(1,337)	$(1,500)

Consolidated Statements of Comprehensive Income

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars)
	2007	2006	*	2005 *

Total net income	$2,290	$2,144		$1,876
Other comprehensive income (loss), net of taxes (Note 19):
Unrealized foreign currency translation gains (losses), excluding hedges	(1,781)	167		(381)
Unrealized foreign currency gains, net investment hedges	282
Net adjustment for foreign exchange losses (gains) (Note 22)	3	(4)		(22)
Unrealized gains (losses) on available-for-sale assets	(238)
Reclassifications to net income for available-for-sale assets	(84)
Unrealized gains on cash flow hedging instruments	40
Reclassifications to net income for cash flow hedges	(8)

Total other comprehensive income (loss)	(1,786)	163		(403)

Total comprehensive income	504	2,307		1,473

Less: Participating policyholders’ net income	2	7		9
Participating policyholders’ foreign currency translation gains (losses), excluding hedges	(5)	—		(1)

Shareholders’ comprehensive income	$507	$2,300		$1,465

*	Prior periods have not been restated as a result of the changes in accounting policies described in Note 2.

The attached notes form part of these Consolidated Financial Statements.

Sun Life Financial Inc.

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Cash Flows

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars)
	2007	2006 *	2005 *

CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES
Total net income	$2,290	$2,144	$1,876
Items not affecting cash:
Increase (decrease) in actuarial and other policy-related liabilities	(2,328)	2,538	802
Unrealized (gains) losses on held-for-trading assets and derivatives	2,447
Amortization of:
Net deferred realized and unrealized gains on investments	(121)	(751)	(632)
Deferred acquisition costs and intangible assets	89	137	164
Write-down of intangible asset	52
Loss on sale of equity investments (Note 3)	—	—	43
(Gain) loss on foreign exchange (Note 5)	(37)	14	(28)
Future income taxes	453	(335)	77
Provisions for losses (recoveries) on investments	2	(10)	(47)
Stock-based compensation (Note 17)	96	80	68
Accrued expenses and taxes	(109)	129	158
Investment income due and accrued	(7)	(6)	(66)
Other changes in other assets and liabilities	(649)	550	417
Realized (gains) losses on held-for-trading and available-for-sale assets	(1,091)
New mutual fund business acquisition costs capitalized	(69)	(66)	(92)
Redemption fees of mutual funds	24	45	37

Net cash provided by operating activities	1,042	4,469	2,777

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES
Borrowed funds	113	28	(77)
Issuance of senior unsecured financing (Note 11)	929	—	—
Issuance of senior debentures (Note 10)	250	1,000	600
Redemption of senior debentures (Note 10)	(727)	—	(7)
Issuance of subordinated debt (Note 12)	398	—	—
Redemption and maturity of subordinated debt (Note 12)	(28)	—	—
Issuance of preferred shares (Note 14)	250	550	725
Payments to underwriters (Note 14)	(9)	(18)	(20)
Issuance of common shares on exercise of stock options	55	61	78
Common shares purchased for cancellation (Note 14)	(502)	(575)	(544)
Dividends paid on common shares	(752)	(633)	(450)
Dividends paid on preferred shares	(69)	(57)	(15)

Net cash provided by (used in) financing activities	(92)	356	290

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES
Sales, maturities and repayments of:
Bonds	20,999	29,644	27,508
Mortgages and corporate loans	6,279	2,590	1,912
Stocks	3,459	1,572	1,891
Real estate	221	204	243
Purchases of:
Bonds	(20,896)	(31,104)	(30,135)
Mortgages and corporate loans	(7,159)	(3,938)	(2,774)
Stocks	(3,298)	(2,203)	(1,736)
Real estate	(628)	(523)	(294)
Policy loans	(69)	(87)	(77)
Short-term securities	(658)	1,120	(58)
Cash cost of acquisition (Note 3)	(725)	—	(563)
Cash and cash equivalents acquired on acquisition (Note 3)	132	—	77
Other investments	19	78	52
Disposal, net of cash disposed (Note 3)	—	—	130
Redemption of preferred shares of subsidiary (Note 13)	—	—	(150)

Net cash used in investing activities	(2,324)	(2,647)	(3,974)

Changes due to fluctuations in exchange rates	41	18	(101)

Increase (decrease) in cash and cash equivalents	(1,333)	2,196	(1,008)
Cash and cash equivalents, beginning of year	4,936	2,740	3,748

Cash and cash equivalents, end of year	3,603	4,936	2,740
Short-term securities, end of year	1,897	1,303	2,351

Cash, cash equivalents and short-term securities, end of year	$5,500	$6,239	$5,091

Supplementary Information
Cash and cash equivalents:
Cash	$399	$642	$506
Cash equivalents	3,204	4,294	2,234

	$3,603	$4,936	$2,740

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$319	$303	$268

Income taxes, net of refunds	$499	$567	$304

*	Prior periods have not been restated as a result of the changes in accounting policies described in Note 2.
The attached notes form part of these Consolidated Financial Statements.

www.sunlife.com Annual Report 2007

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Changes in Segregated Funds Net Assets

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars)
	2007	2006	2005

ADDITIONS TO SEGREGATED FUNDS
Deposits:
Annuities	$9,921	$7,444	$6,788
Life insurance	3,399	1,309	417

	13,320	8,753	7,205
Net transfers from general funds	952	835	704
Net realized and unrealized (losses) gains	(210)	5,386	3,971
Other investment income	3,813	2,637	1,826

	17,875	17,611	13,706

DEDUCTIONS FROM SEGREGATED FUNDS
Payments to policyholders and their beneficiaries	8,793	7,910	7,219
Management fees	867	747	664
Taxes and other expenses	189	137	163
Effect of changes in currency exchange rates	5,610	(988)	1,772

	15,459	7,806	9,818

Net additions to segregated funds for the year	2,416	9,805	3,888
Acquisitions (Note 3)	—	—	532
Segregated funds net assets, beginning of year	70,789	60,984	56,564

Segregated funds net assets, end of year	$73,205	$70,789	$60,984

Consolidated Statements of Segregated Funds Net Assets

AS AT DECEMBER 31 (in millions of Canadian dollars)
	2007	2006

ASSETS
Segregated and mutual fund units	$58,185	$56,528
Stocks	7,376	8,317
Bonds	7,868	5,823
Cash, cash equivalents and short-term securities	863	584
Real estate	202	215
Mortgages	38	42
Other assets	906	721

	75,438	72,230

LIABILITIES	2,233	1,441

Net assets attributable to segregated funds policyholders	$73,205	$70,789

Investments held within segregated funds are not impacted by the changes in accounting policies described in Note 2.
The attached notes form part of these Consolidated Financial Statements.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Notes to the Consolidated Financial Statements
(Amounts in millions of Canadian dollars except for per share amounts and where otherwise stated)
1. Accounting Policies
DESCRIPTION OF BUSINESS
Sun Life Financial Inc. (SLF Inc.) is a publicly traded company and is the holding company of Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Global Investments Inc., formerly Sun Life Financial Corp. Both SLF Inc. and Sun Life Assurance are incorporated under the Insurance Companies Act of Canada, and are regulated by the Office of the Superintendent of Financial Institutions, Canada (OSFI). SLF Inc. and its subsidiaries are collectively referred to as “Sun Life Financial” or “the Company”. The Company is an internationally diversified financial services organization providing savings, retirement and pension products, and life and health insurance to individuals and groups through its operations in Canada, the United States, the United Kingdom and Asia. The Company also operates mutual fund and investment management businesses, primarily in Canada, the United States and Asia.
BASIS OF PRESENTATION
The Company prepares its Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (GAAP).
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect:
•	the reported amounts of assets and liabilities at the date of the financial statements

•	the disclosure of contingent assets and liabilities at the date of the financial statements

•	the reported amounts of revenues, policy benefits and expenses during the reporting period.
Actual results could differ from those estimates.
A reconciliation of the impact on assets, liabilities, equity, comprehensive income and net income arising from differences between Canadian and U.S. GAAP is provided in Note 25.
The significant accounting policies used in the preparation of these Consolidated Financial Statements are summarized below.
BASIS OF CONSOLIDATION
The Consolidated Financial Statements of the Company reflect the assets and liabilities and results of operations of all subsidiaries and variable interest entities in which the Company is the primary beneficiary after intercompany balances and transactions have been eliminated. The purchase method is used to account for the acquisition of subsidiaries with the difference between the acquisition cost of a subsidiary and the fair value of the subsidiary’s net identifiable assets acquired recorded as goodwill. The equity method is used to account for other entities over which the Company is able to exercise significant influence. Investments in these other entities are reported in other invested assets in the consolidated balance sheets with the Company’s share of earnings reported in net investment income in the consolidated statements of operations. The proportionate consolidation method is used to account for non-variable interest entity investments in which the Company exercises joint control, resulting in the consolidation of the Company’s proportionate share of assets, liabilities, income and expenses in the Consolidated Financial Statements.
FINANCIAL INSTRUMENTS AND INVESTMENTS
As a result of the adoption of Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments - Recognition and Measurement; CICA Handbook Section 3865, Hedges; and CICA Handbook Section 1530, Comprehensive Income, which are described in Note 2, certain accounting policies relating to financial instruments and investments were revised in 2007. The following table shows the accounting policies adopted in 2007 and the policies followed in 2006 and prior years for financial instruments and investments significantly impacted by the adoption of these new Handbook Sections.

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Accounting Policies (Cont’d)

ADOPTED IN 2007	2006 AND PRIOR

BONDS — HELD-FOR-TRADING AND AVAILABLE-FOR-SALE	BONDS

Measurement:
Bonds are designated as held-for-trading or available-for-sale and are carried at fair value. Changes in fair value of held-for-trading bonds are recorded to changes in fair value of held-for-trading assets in the consolidated statements of operations. Changes in fair value of available-for-sale bonds are recorded to unrealized gains and (losses) in other comprehensive income (OCI).
Measurement: Bonds are carried at amortized cost, net of allowances for losses.

Recognition: Purchases and sales of bonds are recognized or derecognized on the consolidated balance sheets on their trade dates, the date that the Company commits to purchase or sell the bond.	Recognition: Purchases and sales of bonds are recognized or derecognized on their trade dates as in 2007.

Realized gains and losses:
Realized gains and losses on the sale of available-for-sale bonds are reclassified from accumulated OCI and recorded as realized gains on the consolidated statements of operations. Since held-for-trading bonds are measured at fair value, realized gains are included with unrealized gains in changes in fair value of held-for-trading assets in the consolidated statements of operations.
Realized gains and losses: Realized gains and losses on the sales of bonds are deferred and amortized into net investment income on a constant yield basis over the remaining period to maturity.

Impairment:
Since held-for-trading bonds are recorded at fair value with changes in fair value recorded to income, they are not tested for impairment. Available-for-sale bonds are tested for impairment at least on a quarterly basis. Objective evidence of impairment includes financial difficulty of the issuer, bankruptcy or defaults and delinquency in payments of interest or principal.
Impairment: The conditions for determining impairment are the same as described in 2007 for available-for-sale bonds.

When there is objective evidence that an available-for-sale bond is impaired and the decline in value is considered other than temporary, the loss accumulated in OCI is reclassified to other net investment income. Once an impairment loss is recorded to income, it is not reversed. Following impairment loss recognition, these assets will continue to be recorded at fair value with changes in fair value recorded to OCI, and tested for further impairment quarterly. Interest is no longer accrued and previous interest accruals are reversed.
When an asset is classified as impaired, allowances for losses are established to adjust the carrying value of the asset to its net recoverable amount. Interest is no longer accrued and previous interest accruals are reversed. Allowances for losses, and write-offs of specific investments net of recoveries, are charged against net investment income. Once the conditions causing the impairment improve and future payments are reasonably assured, allowances are reduced and the invested asset is no longer classified as impaired. Sectoral allowances are also established for classes of assets when there is concern about the ultimate collection of principal or interest.

Interest income: Interest income earned on both held-for-trading and available-for-sale bonds is recorded as other net investment income on the consolidated statements of operations.	Interest income: As in 2007, interest income earned on bonds is recorded as other net investment income on the consolidated statements of operations.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Accounting Policies (Cont’d)

ADOPTED IN 2007	2006 AND PRIOR

MORTGAGES AND CORPORATE LOANS	MORTGAGES

Measurement:
Loans previously reported as bonds that do not meet the definition of a debt security are classified as corporate loans in 2007. These loans are reported along with mortgage loans on the consolidated balance sheets. Mortgages and corporate loans are accounted for at amortized cost using the effective interest method.
Measurement:
As in 2007, mortgages are accounted for at amortized cost using the effective interest method. Corporate loans are included with bonds and are accounted for as described previously for bonds.

Recognition:
Purchases and sales of mortgages and corporate loans are recognized or derecognized on the consolidated balance sheets on their trade dates, the date that the Company commits to purchase or sell the asset.
Recognition: Purchases and sales of mortgages are recognized or derecognized on their trade dates as in 2007.

Realized gains and losses: Realized gains and losses on the sale of mortgages and corporate loans are recorded in other net investment income on the consolidated statements of operations.	Realized gains and losses: Realized gains and losses on the sales of mortgages are deferred and amortized into net investment income on a constant yield basis over the remaining period to maturity.

Impairment:
A mortgage is classified as impaired where payment is 90 days past due, foreclosure or power of sale procedures have started, or other circumstances warrant. When an asset is classified as impaired, allowances for losses are established to adjust the carrying value of the asset to its net recoverable amount. Interest is no longer accrued and previous interest accruals are reversed. Allowances for losses, and write-offs of specific investments net of recoveries, are charged against net investment income. Once the conditions causing the impairment improve and future payments are reasonably assured, allowances are reduced and the invested asset is no longer classified as impaired. Sectoral allowances are also established for classes of assets when there is concern about the ultimate collection of principal or interest.
Impairment: The conditions for impairment and the accounting for impaired mortgages are the same as described for 2007.

Interest income: Interest income earned is recorded as other net investment income on the consolidated statements of operations.	Interest income: As in 2007, interest income earned is recorded as other net investment income on the consolidated statements of operations.

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Accounting Policies (Cont’d)

ADOPTED IN 2007	2006 AND PRIOR

STOCKS — HELD-FOR-TRADING AND AVAILABLE-FOR-SALE	STOCKS

Measurement:
Stocks are designated as held-for-trading or available-for-sale and are generally carried at fair value. Stocks that do not have a quoted price on an active market and that are designated as available-for-sale, are carried at cost. Changes in fair value of held-for-trading stocks are recorded to changes in fair value of held-for-trading assets in the consolidated statements of operations. Changes in fair value of available-for-sale stocks are recorded to unrealized gains and (losses) in OCI.
Measurement: Stocks are originally recorded at cost and the carrying value is adjusted towards fair value at 5% of the difference between fair value and carrying value per quarter.

Recognition: Purchases and sales of stocks are recognized or derecognized on the consolidated balance sheets on their trade dates, the date that the Company commits to purchase or sell the stock.	Recognition: Purchases and sales of stocks are recognized or derecognized on their trade dates as in 2007.

Realized gains and losses:
Realized gains and losses on the sale of available-for-sale stocks are reclassified from accumulated OCI and recorded as realized gains on the consolidated statements of operations. Since held-for-trading stocks are measured at fair value, realized gains are included with unrealized gains in changes in fair value of held-for-trading assets in the consolidated statements of operations.
Realized gains and losses: Realized gains and losses on sales of stocks are deferred and amortized into net investment income at the rate of 5% of the unamortized balance each quarter.

Impairment:
Since held-for-trading stocks are recorded at fair value, with changes in fair value recorded to income, they are not tested for impairment. Available-for-sale stocks are tested for impairment at least on a quarterly basis. Objective evidence of impairment for stocks includes a significant or prolonged decline in fair value of the stock below cost or changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying value will not recover. The accounting for other-than-temporarily impaired available-for-sale stocks is the same as described previously for available-for-sale bonds.
Impairment: Impairment is tested on an entire portfolio basis. The Company records a write-down for any other than temporary decline in the aggregate value of the stock portfolio.

Dividend income: Dividends received on both held-for-trading and available-for-sale stocks are recorded as other net investment income on the consolidated statements of operations.	Dividend income: As in 2007, dividends earned on stocks are recorded as other net investment income on the consolidated statements of operations.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Accounting Policies (Cont’d)

ADOPTED IN 2007	2006 AND PRIOR

DERIVATIVE FINANCIAL INSTRUMENTS	DERIVATIVE FINANCIAL INSTRUMENTS

Derivatives not designated as accounting hedges (derivative investments)
Derivatives are required to be classified as held-for-trading unless designated as a hedge for accounting purposes. Derivative investments are derivatives that have not been designated as hedges for accounting purposes. Derivative investments are recorded on the consolidated balance sheets at fair value with changes in fair value recorded to income from derivative investments in the consolidated statements of operations. Derivatives with a positive fair value are recorded as derivative assets while derivatives with a negative fair value are recorded as derivative liabilities. Income earned on these derivatives, such as interest income, is also recorded to income from derivative investments.
Derivatives not designated as accounting hedges
Most of the Company’s derivatives are accounted for as either fixed term portfolio investments at amortized cost or equity portfolio investments using a moving average market method such as is used for stocks. Generally, derivatives accounted for at amortized cost are off-balance sheet and the net receivables and payables are accrued to other assets or other liabilities with the net spread recorded to other investment income. Realized gains or losses associated with these derivatives are deferred and amortized to net investment income. Option premiums are deferred in other invested assets and amortized to net investment income over the term of the options. Certain equity derivative instruments that are used to manage exposure from stock-based compensation plans and stock market fluctuations in the actuarial liabilities are recorded at fair value in other invested assets or other liabilities, with changes in fair value recognized in other net investment income.

Derivatives designated as hedges for accounting purposes
Hedge accounting is applied to certain derivatives to reduce income statement volatility. All derivatives designated as hedges for accounting purposes are documented at inception and hedge effectiveness is assessed on a quarterly basis. All derivatives, including derivatives designated as hedges for accounting purposes, are recorded on the consolidated balance sheets at fair value. The accounting for the change in fair value of these derivatives depends on the type of hedge they are designated as for accounting purposes.

Fair value hedges
Certain interest rate swaps, cross currency swaps and equity forwards are designated as hedges of the interest rate, foreign currency or equity exposures associated with available-for-sale assets. Changes in fair value of the derivatives are recorded to other net investment income. The change in fair value of these available-for-sale assets related to the hedged risk is recorded in other net investment income. As a result, ineffectiveness, if any, is recognized in other net investment income. Interest income earned and paid on the available-for-sale assets and swaps in the fair value hedging relationships are recorded to other net investment income.

Cash flow hedges
Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans. The difference between the forward price and the spot price of these forwards is excluded from the assessment of hedge effectiveness and is recorded in other net investment income. Changes in fair value based on spot price changes are recorded to OCI, with the remaining changes in fair value recorded to other net investment income. A portion of the amount included in accumulated OCI related to these forwards is reclassified to operating expenses in the consolidated
Derivatives designated as hedges for accounting purposes
As in 2007, all derivatives designated as hedges for accounting purposes are documented at inception and hedge effectiveness is assessed on a quarterly basis. Generally, the accounting for the derivatives follows the accounting for the underlying hedged item when hedge accounting is used.

Certain cross currency interest rate swaps are designated as hedges of the foreign currency exposure associated with foreign currency bonds. Changes in fair value of the swaps due to fluctuations in exchange rates are recorded to net investment income, consistent with the accounting for the exchange gains and losses recorded on the bonds.

Certain equity forwards and swaps are designated as hedges of the anticipated payments of awards under certain stock-based compensation plans. A portion of the fair value of these forwards is recorded in other assets or other liabilities with the change in fair value reported in operating expenses, consistent with the accounting for the stock-based compensation liabilities.

Certain currency swaps and forwards hedge foreign exchange fluctuations associated with certain foreign currency investment financing activities. Changes in exchange gains or losses on these currency swaps and forwards are included in other assets or other liabilities and unrealized foreign currency translation gains and losses in equity, offsetting the respective exchange gains or losses arising from the conversion of the underlying investment.

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Accounting Policies (Cont’d)

ADOPTED IN 2007	2006 AND PRIOR

statements of operations as the liability is accrued for the stock- based compensation awards over the vesting period. All amounts recorded to or from OCI are net of related taxes.

Net investment hedges
The Company uses currency swaps and/or forwards to reduce foreign exchange fluctuations associated with certain foreign currency investment financing activities. Changes in fair value of these swaps and forwards, along with interest earned and paid on the swaps, are recorded to the foreign exchange gains and losses in OCI, offsetting the respective exchange gains or losses arising from the underlying investments. All amounts recorded to or from OCI are net of related taxes. If the hedging relationship is terminated, amounts deferred in accumulated OCI continue to be deferred until there is a reduction in the Company’s net investment in the hedged foreign operation resulting from a capital transaction, dilution or sale of all or part of the foreign operation.

REAL ESTATE
Real estate includes real estate held for investment and real estate held for sale.
Real estate held for investment: Real estate held for investment is originally recorded at cost. The carrying value is adjusted towards fair value at 3% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales are deferred and amortized into net investment income at the rate of 3% of the unamortized balance each quarter.
Fair value is determined for each property by qualified appraisers. Appraisals are obtained annually for high value properties and at least once every three years for other properties. The Company monitors the values of these properties to determine that, in aggregate, the carrying values used are not in excess of fair values and records a write-down for any other than temporary decline in the value of the portfolio.
Real estate held for sale: Properties held for sale are usually acquired through foreclosure. They are measured at fair value less the cost to sell. When the amount at which the foreclosed assets are initially measured is different from the carrying amount of the loan, a gain or loss is recorded at the time of foreclosure.
CASH, CASH EQUIVALENTS AND SHORT-TERM SECURITIES
Cash, cash equivalents and short-term securities are highly liquid investments. Cash equivalents have a term to maturity of less than three months, while short-term securities have a term to maturity exceeding three months but less than one year. Cash equivalents and short-term securities were carried at amortized cost in 2006. On January 1, 2007, cash equivalents and short-term securities were designated as held-for-trading and are recorded at fair value with changes in fair value reported in changes in fair value of held-for-trading assets on the consolidated statements of operations.
POLICY LOANS AND OTHER INVESTED ASSETS
Policy loans are carried at their unpaid balance and are fully secured by the policy values on which the loans are made.
Policy loans and other invested assets on the consolidated balance sheets include investments accounted for by the equity method, leases and joint ventures. Effective January 1, 2007, the investments accounted for by the equity method include the Company’s proportionate share of changes in the investees’ OCI. In 2006, other invested assets included the Company’s investment in segregated funds and mutual funds, which were designated as held-for-trading or available-for-sale upon the adoption of the new financial instruments standards described in Note 2.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Accounting Policies (Cont’d)
OTHER INVESTED ASSETS — HELD-FOR-TRADING AND AVAILABLE-FOR-SALE
Other invested assets designated as held-for-trading are primarily investments in segregated funds and mutual funds. These are reported on the consolidated balance sheets at fair value with changes in fair value reported as changes in fair value of held-for-trading assets in the consolidated statements of operations. Other invested assets designated as available-for-sale includes investments in limited partnerships. These investments are accounted for at cost and distributions received, such as dividends, are recorded to other net investment income. Other invested assets designated as available-for-sale also includes investments in segregated funds and mutual funds, which are recorded at fair value with changes in fair value recognized in OCI.
DEFERRED ACQUISITION COSTS
Deferred acquisition costs arising on mutual fund sales are amortized over the periods of the related sales charges, which range from four to six years. Deferred acquisition costs arising on segregated funds are calculated and included in actuarial liabilities. Actuarial liabilities implicitly include acquisition costs on insurance and annuity product sales.
GOODWILL
Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets, and is not amortized. Goodwill is assessed for impairment annually by comparing the carrying values of the appropriate business segments to their respective fair values. If any potential impairment is identified, it is quantified by comparing the carrying value of the respective goodwill to its fair value.
INTANGIBLE ASSETS
Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years. Indefinite-life intangibles are not amortized and are assessed for impairment annually by comparing their carrying values to their fair values. If the carrying values of the indefinite-life intangibles exceed their fair values, these assets are considered impaired and a charge for impairment is recognized.
CAPITAL ASSETS
Furniture, computers, other equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of these assets, which generally range from 2 to 10 years.
SEGREGATED FUNDS
Segregated funds are lines of business in which the Company issues a contract where the benefit amount is directly linked to the fair value of the investments held in the particular segregated fund. Although the underlying assets are registered in the name of the Company and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the fund’s investment performance. In addition, certain individual contracts have guarantees from the Company. The Company derives fee income from segregated funds, which is included in fee income on the consolidated statements of operations. Changes in the Company’s interest in the segregated funds, including undistributed net investment income, are reflected in net investment income. Policyholder transfers between general funds and segregated funds are included in net transfers to segregated funds on the consolidated statements of operations.
Separate consolidated financial statements are provided for the segregated funds. Segregated fund assets are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by the Company. The investment results of the segregated funds are reflected directly in segregated fund liabilities. Deposits to segregated funds are reported as increases in segregated funds liabilities and are not reported as revenues in the consolidated statements of operations. Segregated fund assets may not be applied against liabilities that arise from any other business of the Company.

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Accounting Policies (Cont’d)
ACTUARIAL LIABILITIES
Actuarial liabilities and other policy liabilities, including policy benefits payable and provision for policyholder dividends, are computed using generally accepted actuarial practice in accordance with the standards established by the Canadian Institute of Actuaries and the requirements of OSFI.
SENIOR DEBENTURES AND SUBORDINATED DEBT
Senior debentures and subordinated debt are recorded at amortized cost using the effective interest method.
INCOME TAXES
The Company uses the liability method of tax allocation. Under this method, the income tax expense consists of both an expense for current income taxes and an expense for future income taxes. Current income tax expense (benefit) represents the expected payable (receivable) resulting from the current year’s operations. Future income tax expense (benefit) represents the movement during the year in the cumulative temporary differences between the carrying value of the Company’s assets and liabilities on the balance sheet and their values for tax purposes. Future income tax assets and liabilities are recognized to the extent that they are more likely than not to be realized. Future income tax liabilities and assets are calculated based on income tax rates and laws that, at the balance sheet date, are expected to apply when the liability or asset is realized, which are normally those enacted or considered substantively enacted at the consolidated balance sheet dates.
In determining the impact of taxes, the Company is required to comply with the standards of both the Canadian Institute of Actuaries and the CICA. Actuarial standards require that the projected timing of all cash flows associated with policy liabilities, including income taxes, be included in the determination of actuarial liabilities under the Canadian asset liability method. The actuarial liabilities are first computed including all related income tax effects on a discounted basis, including the effects of temporary differences that have already occurred. Future income tax assets and/or liabilities arising from temporary differences that have already occurred are computed without discounting. The undiscounted future income tax assets and/or liabilities are reclassified from the actuarial liabilities to future income taxes on the balance sheets. The net result of this reclassification is to leave the discounting effect of the future income taxes in the actuarial liabilities.
PREMIUM AND FEE INCOME RECOGNITION
Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue. Fee income includes fund management fees as well as mortality, policy administration and surrender charges on segregated funds, and is recognized on an accrual basis.
FOREIGN CURRENCY TRANSLATION
The Company’s exchange gains and losses arising from the conversion of its self-sustaining foreign operations are included in the unrealized foreign currency translation gains (losses) of the consolidated statements of equity. Revenues and expenses in foreign currencies, including amortized gains and losses on foreign investments, are translated into Canadian dollars at an average of the market exchange rates during the year. Assets and liabilities are translated into Canadian dollars at market exchange rates at the end of the year. The net translation adjustment is reported as part of accumulated other comprehensive income in the consolidated statements of equity.
A proportionate amount of the exchange gain or loss accumulated in other comprehensive income is reflected in net income when there is a reduction in the Company’s net investment in a foreign operation resulting from a capital transaction, dilution, or sale of all or part of the foreign operation.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.  Accounting Policies (Cont’d)
PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS
The Company sponsors non-contributory defined benefit pension plans for eligible qualifying employees. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. The specific features of these plans vary in accordance with the employee group and countries in which employees are located. In addition, the Company maintains supplementary non-contributory pension arrangements for eligible employees, primarily for benefits which do not qualify for funding under the various registered pension plans.
The Company has also established defined contribution pension plans for eligible qualifying employees. Company contributions to these defined contribution pension plans are subject to certain vesting requirements. Generally, Company contributions are a set percentage of employees’ annual income and matched against employee contributions.
In addition to the Company’s pension plans, in some countries the Company provides certain post-retirement medical, dental and life insurance benefits to eligible qualifying employees and to their dependents upon meeting certain requirements. Eligible retirees may be required to pay a portion of the premiums for these benefits and, in general, deductible amounts and co-insurance percentages apply to benefit payments. A significant portion of the Company’s employees may become eligible for these benefits upon retirement. These post-retirement benefits are not pre-funded.
Defined benefit pension costs related to current services are charged to income as services are rendered. Based on management’s best estimate assumptions, actuarial valuations of the pension obligations are determined using the projected benefit method pro-rated on service. The estimated present value of post-retirement health care and life insurance benefits is charged to income over the employees’ years of service to the date of eligibility. For the purpose of calculating the expected returns on pension plan assets for most of the Canadian pension plans, a market-related asset value is used which recognizes asset gains and losses in a systematic and rational manner over a period of five years. For all other pension plans the fair value of plan assets is used to calculate the expected return on assets. Any transition adjustments, as well as future adjustments arising from plan amendments, are amortized to income over the average remaining service period of active employees expected to receive benefits under the plans. Only variations in actuarial estimates in excess of the greater of 10% of the plan assets or the benefit obligation at the beginning of the year are amortized.
STOCK-BASED COMPENSATION
Stock options granted to employees are accounted for using the fair value method. Under the fair value method, fair value of the stock options is estimated at the grant date and the total fair value of the options is amortized over the vesting periods as compensation expenses with an offset to contributed surplus in the consolidated statements of equity. For options that are forfeited before vesting, the compensation expense that has previously been recognized in operating expenses and contributed surplus is reversed. When options are exercised, new shares are issued, contributed surplus is reversed and the shares issued are credited to share capital in the consolidated statements of equity.
Other stock-based compensation plans are accounted for as liability awards. The liabilities for these plans are calculated based on the number of award units outstanding at the end of the reporting period. Each unit is equivalent in value to the fair market value of a common share of SLF Inc. The liabilities are accrued and expensed on a straight-line basis over the vesting periods. The liabilities are paid in cash at the end of the vesting period.

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2. Changes in Accounting Policies
ADOPTED IN 2007
FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME:
A)  SUMMARY OF THE NEW STANDARDS:
On January 1, 2007, the Company adopted CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement; CICA Handbook Section 3865, Hedges; CICA Handbook Section 1530, Comprehensive Income; and the amendments to CICA Handbook sections and accounting guidelines resulting from the issuance of these sections. Recognition, derecognition and measurement policies followed in prior years’ financial statements were not reversed and therefore, prior period financial statements have not been restated. Under the new standards, all financial assets are classified as held-for-trading, held-to-maturity, loans and receivables, or available-for-sale, and all financial liabilities, other than actuarial liabilities, are classified as held-for-trading or other financial liabilities. Financial instruments classified as held-for-trading are measured at fair value with changes in fair value recognized in net income. Financial assets classified as held-to-maturity or as loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Available-for-sale financial assets are measured at fair value with changes in unrealized gains and losses recognized in OCI.
All derivative financial instruments are reported on the balance sheet at fair value. Changes in fair value are recognized in net income unless the derivative is part of a hedging relationship that qualifies as a cash flow hedge or hedge of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the derivative hedging instrument is recorded at fair value and the related gain or loss is recorded in net income. The carrying value of the hedged item is adjusted for the gain or loss on the hedged item attributable to the hedged risk and the adjustment to the carrying value of the hedged item attributable to the hedged risk is also recorded in net income. As a result, the change in the carrying value of the hedged item, to the extent that the hedging relationship is effective, offsets the change in the fair value of the derivative. In a cash flow hedging relationship, the hedge effective portion of the change in the fair value of the hedging derivative is recognized in OCI and the ineffective portion is recognized in net income. The amounts recognized in accumulated OCI are reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In a hedge of a net investment in a self-sustaining foreign operation, the hedge effective portion of the gain or loss on the hedging instrument is recognized in OCI and the ineffective portion is recognized in net income.
The Company is also required to identify derivatives embedded in other contracts unless the host contract is an insurance policy issued by the Company. Embedded derivatives identified are bifurcated from the host contract if the host contract is not already measured at fair value, with changes in fair value recorded to income (such as held-for-trading assets), if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. Embedded derivatives are recorded at fair value, with changes in fair value of these embedded derivatives recorded to net income.
The Company is also required to present a new statement of comprehensive income and its components, as well as the components of accumulated OCI, in its Consolidated Financial Statements. Comprehensive income includes both net income and OCI. Major components of OCI include changes in unrealized gains and losses of financial assets classified as available-for-sale, exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, and the changes in fair value of effective cash flow hedges, and hedges of net investments in foreign operations.
CICA Handbook Section 4211, Life Insurance Enterprises — Specific Items, replaced CICA Handbook Section 4210 in 2007. The accounting requirements for life insurance portfolio investments in Handbook Section 4211 are only applied to investments in real estate, and are significantly unchanged from Section 4210. Other financial assets previously included as portfolio investments are required to follow the accounting requirements in the new Handbook sections 3855, 3865 and 1530. As a result, realized gains and losses on financial instruments no longer covered by Section 4211 are not deferred and amortized into income but are recognized in net income as fair value changes (for assets designated as held-for-trading), or on the date of sale. This includes gains and losses on the sales of bonds, stocks, mortgages and derivatives. Investments held within segregated funds continue to follow the accounting requirements in Section 4211, which are unchanged from Section 4210.
B)  IMPACT OF ADOPTION:
Deferred realized gains and losses on sales of financial assets previously accounted for as life insurance portfolio investments, including gains and losses arising from sales of bonds, stocks, mortgages and derivatives, were recorded to retained earnings on January 1, 2007. Realized gains and losses on the sales of these assets occurring on or after January 1, 2007, are reported in investment income in 2007.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2. Changes in Accounting Policies (Cont’d)
Corporate loans with a carrying value of $4,931 that were previously included with bonds on the consolidated balance sheets were classified as loans and were reported with mortgages on January 1, 2007, because they do not meet the definition of a debt security. These loans, as well as mortgage loans, continue to be accounted for at amortized cost using the effective interest rate method in 2007. Investments in mortgages and corporate loans support both actuarial liabilities and the non-life insurance business.
The Company chose a transition date of January 1, 2003 for embedded derivatives and, therefore, is only required to account separately for those embedded derivatives in hybrid instruments issued, acquired or substantially modified after that date. The Company did not identify any embedded derivatives that required bifurcation on January 1, 2007. The Company did not have any material non-derivative financial liabilities that were designated as held-for-trading.
Transaction costs for items classified as held-for-trading are expensed immediately. For other financial instruments that are recorded at amortized cost and available-for-sale bonds, transaction costs are capitalized on initial recognition and are recognized in income using the effective interest rate method.
Accumulated OCI and comprehensive income have been included in the 2007 Consolidated Financial Statements. The Company reclassified the December 31, 2006 currency translation account balance of $(1,337) included as a separate component of equity in 2006, to OCI on January 1, 2007.
In December 2006, the Canadian government announced its intention to align the current Canadian tax rules with the new financial reporting standards. In November 2007, draft legislation was released for public comment. Once the tax rules are finalized, any difference from original estimates will be recorded through the income statement. In the opening balance sheet, the Company has assumed that the future level of taxes paid by the Company will be consistent with the recent past, and as a result, there was no impact on retained earnings from this source.
Investments supporting actuarial liabilities
On January 1, 2007, the Company designated bonds, stocks, and other invested assets supporting actuarial liabilities with a carrying value of $58,565 and fair value of $61,959 as held-for-trading. On January 1, 2007, derivatives supporting actuarial liabilities that were not classified as hedges for accounting purposes, with a fair value of $843, were recorded on the balance sheet. The difference between the fair value and carrying value of these instruments, net of the related tax expense, was recorded to opening retained earnings on January 1, 2007. The actuarial liabilities are supported, in part, by assets that are designated as held-for-trading and derivatives that are not designated as hedges for accounting purposes. Because the value of the actuarial liabilities is determined by reference to the assets supporting those liabilities, changes in the actuarial liabilities offset a significant portion of the changes in fair value of those assets recorded to retained earnings on transition. The Company also designated bonds and stocks with a carrying value of $209 and a fair value of $207 as available-for-sale. These assets were designated as such in order to match the measurement of the liabilities they are supporting. The Company also designated other invested assets with a carrying value of $178 as available-for-sale. These assets are investments in limited partnerships and are recorded at cost because these assets are not traded in an active market.
On January 1, 2007, deferred net realized gains of $3,317 relating to assets supporting actuarial liabilities, excluding real estate, and before the related tax expense, were recorded to retained earnings. Since deferred net realized gains are generally taken into account in establishing the actuarial liabilities, most of the deferred net realized gains recorded to retained earnings were offset by changes in actuarial liabilities also recorded to retained earnings on January 1, 2007.
Investments not supporting actuarial liabilities
On January 1, 2007, the Company designated bonds and stocks not supporting actuarial liabilities with a carrying value of $10,544 and a fair value of $10,906 as available-for-sale. The difference between the fair value and carrying value of these assets, net of the related tax expense, was recorded to opening OCI as of January 1, 2007. Because changes in fair value of these assets are recorded to OCI, these assets only impact net income when they are sold or other-than-temporarily impaired, and the gain or loss and the related tax expense recorded in accumulated OCI is reclassified to net income. The Company also designated other invested assets with a carrying value of $574 as available-for-sale. These assets are investments in segregated and mutual funds which are recorded at fair value, and investments in limited partnerships which are recorded at cost. The Company also designated bonds and other invested assets not supporting actuarial liabilities with a carrying value of $187 and a fair value of $185 as held-for-trading. Changes in fair value of these assets were recorded to income in 2007. These assets are primarily investments held by non-insurance subsidiaries of the Company.
On January 1, 2007, derivatives not supporting actuarial liabilities with a fair value of $279 were recorded on the balance sheet. The difference between the fair value and carrying value of these instruments, net of the related tax expense, was recorded to opening retained earnings. For derivatives designated as accounting hedges, the effective portion of the difference between the carrying value and fair value of the derivatives was recorded to opening OCI. An adjustment to retained earnings was also recorded related to the hedged item in a fair value hedging relationship.

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2.  Changes in Accounting Policies (Cont’d)
Changes in fair value of assets designated as held-for-trading and derivatives not designated as accounting hedges and not supporting actuarial liabilities impacted net income in 2007.
Deferred net realized gains of $580 related to assets not supporting actuarial liabilities, excluding real estate, and before the related tax expense, were recorded to retained earnings on January 1, 2007.
The increases (decreases) to opening retained earnings and opening OCI, recorded on January 1, 2007, are summarized below.
Summary of impact on retained earnings and OCI
Opening retained earnings

Increase due to recording held-for-trading assets at fair value (1)	$3,392
Increase due to recording derivatives at fair value, net of adjustments relating to fair value hedges	252
Reversal of deferred net realized gains and other fair value adjustments (2)	3,886
Decrease due to change in actuarial liabilities and other policy liabilities	(7,245)
Decrease due to income taxes	(93)

Total increase in opening retained earnings, January 1, 2007	$192

$186 of the above increase was allocated to shareholders and $6 was allocated to participating policyholders in the consolidated statements of equity.
Opening OCI

Increase due to recording available-for-sale assets at fair value, net of adjustments for fair value hedges of available-for-sale assets (3)	$443
Increase due to cash flow and net investment hedge accounting	66
Decrease due to income taxes	(150)

Total increase in opening OCI	$359

Reclassification of currency translation account to OCI	$(1,337)

Opening OCI, January 1, 2007	$(978)

The currency translation account for prior periods has also been reclassified to opening OCI in the consolidated statements of equity.

(1)	Consists of $3,394 related to held-for-trading bonds, stocks and other invested assets supporting actuarial liabilities and $(2) related to held-for-trading bonds and other invested assets not supporting actuarial liabilities.

(2)	Consists of $3,317 related to investments supporting actuarial liabilities and $580 related to investments not supporting actuarial liabilities. This amount also includes $(11) of other adjustments required to record financial instruments at fair value.

(3)	Consists of $(2) related to available-for-sale bonds and stocks supporting actuarial liabilities and $362 related to available-for-sale bonds and stocks not supporting actuarial liabilities. The remaining amount of $83 consists of fair value adjustments for available-for-sale other invested assets and fair value hedges.
DETERMINING THE VARIABILITY TO BE CONSIDERED IN APPLYING THE VARIABLE INTEREST ENTITY STANDARDS:
On January 1, 2007, the Company adopted the requirements of the CICA’s Emerging Issues (EIC) 163, Determining the Variability to be Considered in Applying Accounting Guideline 15, Variable Interest Entities (AcG-15). EIC 163 provides additional clarification on the nature of the variability to be considered in applying AcG-15 based on an assessment of the design of the entity. These amendments did not have an impact on the Consolidated Financial Statements.
CONVERTIBLE AND OTHER DEBT INSTRUMENTS WITH EMBEDDED DERIVATIVES:
In the second quarter of 2007, the Company adopted, on a retrospective basis, EIC 164, Convertible and Other Debt Instruments with Embedded Derivatives. EIC 164 clarifies the accounting treatment for certain types of convertible debt instruments. It provides guidance on the classification of the debt instrument as a liability or equity, whether the instrument contains an embedded derivative, and the accounting for future tax impacts and earnings per share computations. The adoption of this EIC did not have an impact on the Consolidated Financial Statements.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2. Changes in Accounting Policies (Cont’d)
ACCOUNTING POLICY CHOICE FOR TRANSACTION COSTS:
During the third quarter of 2007, the Company adopted, on a retrospective basis, EIC 166, Accounting Policy Choice for Transaction Costs. This EIC addresses the accounting policy choice of recognizing transaction costs in income or adding transaction costs to the carrying amount of financial assets and financial liabilities that are not classified as held-for-trading. The EIC requires that the same accounting policy be applied to all similar financial instruments classified as other than held-for-trading, but allows a different accounting policy choice for financial instruments that are not similar. The Company’s transaction cost recognition policy is consistent with this guidance.
FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
CAPITAL DISCLOSURES AND FINANCIAL INSTRUMENTS — DISCLOSURE AND PRESENTATION:
On January 1, 2008, the Company will adopt three new CICA Handbook Sections: Section 1535, Capital Disclosures, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation. Section 1535 requires disclosure of an entity’s objectives, policies and processes for managing capital; information about what the entity regards as capital; whether the entity has complied with any capital requirements; and the consequences of not complying with these capital requirements. Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation. Section 3863 carries forward unchanged the presentation requirements of Section 3861 while Section 3862 requires enhanced financial instrument disclosures focusing on disclosures related to the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company will apply the new disclosures in its 2008 Consolidated Financial Statements. The Company does not expect the adoption of these accounting standards to have a material impact on the Consolidated Financial Statements.
3. Acquisitions and Disposals
ACQUISITIONS
On May 31, 2007, the Company completed the acquisition of the U.S. group benefits business of Genworth Financial, Inc. (Genworth EBG Business) for $725. The transaction was financed with existing capital. Genworth EBG Business’s results are included in 2007 income reported from June 1, 2007. Genworth EBG Business’s results and assets, including goodwill, are included in the SLF U.S. reportable segment in these Consolidated Financial Statements.
The acquired business complemented the Company’s existing U.S. group business platform and increased the Company’s market share across its U.S. group lines of business. The acquisition increased the Company’s access to markets, broadened its product and service offerings and strengthened its distribution platform. In the fourth quarter of 2007, the identification and valuation of the intangible assets acquired was completed. The acquired intangible asset is a distribution network of $71 which is subject to amortization on a straight-line basis over its projected economic life of 25 years. $315 of the goodwill recorded is expected to be deductible for tax purposes. Amendments to the consideration paid and the tangible and intangible assets acquired may be required in 2008. As a result, the goodwill arising from the acquisition of the Genworth EBG business is subject to adjustment in 2008 as part of the finalization of the allocation of the purchase price to the assets acquired and the liabilities assumed.
On October 18, 2005, the Company completed the acquisition of CMG Asia Limited; CMG Asia Trustee Company Limited; CommServe Financial Limited and Financial Solutions Limited (collectively CMG Asia) for $563. CMG Asia’s results are included in the SLF Asia reportable segment in these Consolidated Financial Statements. The acquisition significantly strengthened the Company’s presence in Hong Kong by substantially increasing its sales force and its customer base and expanded its operations to include new group insurance and pension businesses. The Company also achieved cost synergies through economies of scale. The business acquired includes both general and segregated funds business. The acquired intangible assets include a distribution network of $23 and asset administration contracts of $24, which are both subject to amortization on a straight-line basis over their projected economic lives of 20 years. Goodwill acquired in this transaction is not deductible for tax purposes.

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3. Acquisitions and Disposals (Cont’d)
These acquisitions are summarized below:

	2007	2005
	Genworth EBG Business	CMG Asia

Percentage of shares acquired	100%	100%
Invested assets acquired	$977	$1,548
Other assets acquired (1)	129	122

	1,106	1,670

Actuarial liabilities and other policy liabilities acquired	654	1,453
Amounts on deposit acquired	49	159
Other liabilities acquired	38	40

	$741	$1,652

Net balance sheet assets acquired	$365	$18

Consideration:
Cash cost of acquisition	$709	$554	(2)
Transaction and other related costs	16	9

Total consideration	$725	$563

Goodwill on acquisition	$360	$545

Cash and cash equivalents acquired	$132	$77

(1)	Other assets acquired includes $71 of intangible assets related to Genworth EBG Business and $47 of intangible assets related to CMG Asia.

(2)	Includes the cost to hedge the foreign exchange exposure of the purchase price.
On June 22, 2007, the Company purchased approximately two million of additional trust units of CI Financial Income Fund for $66 in order to maintain its existing combined interest of 36.5% in CI Financial Income Fund and Canadian International LP (collectively, CI Financial). The Company’s interest in CI Financial had decreased slightly as a result of CI Financial’s purchase of Rockwater Capital Corporation. The purchase resulted in a $57 increase to goodwill and an $8 increase to intangible assets for equity accounting purposes.
In the fourth quarter of 2006, the Company increased its ownership interest in CI Financial by 0.74% by purchasing approximately two million units of CI Financial Income Fund for $55. The purchase resulted in a $36 increase to goodwill and a $16 increase to intangible assets for equity accounting purposes.
DISPOSALS
On December 13, 2007, the Company entered into an agreement to sell Sun Life Retirement Services (U.S.), Inc., a 401(k) plan administration business in the United States, to Hartford Financial Services LLC. The sale is expected to close in the first quarter of 2008 and is not expected to have a material impact on the Consolidated Financial Statements.
On November 7, 2007, the Company sold the U.S. subsidiaries that comprise the Independent Financial Marketing Group (IFMG) business, to LPL Holdings, Inc. The sale is not material to these Consolidated Financial Statements.
On August 26, 2005, the Company sold its 31.72% investment in Administradora de Fondos de Pensiones Cuprum, S.A. (Cuprum) to Empresas Penta S.A., for $130 in cash. This transaction resulted in a loss of $51 ($43 recorded to net investment income and an additional tax charge of $8, recorded to income taxes) in 2005. This loss includes a foreign exchange loss of $52, equivalent to the amount of the foreign exchange loss accumulated in OCI in the consolidated statements of equity.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4. Segmented Information
The Company has five reportable segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the results of the Company’s U.K. business unit, its active Reinsurance business unit and Corporate Support operations, which include run-off reinsurance as well as investment income, expenses, capital and other items not allocated to the Company’s other business groups. Total net income in this category is shown net of certain expenses borne centrally.
Inter-segment transactions consist primarily of internal financing agreements. They are measured at fair market values prevailing when the arrangements are negotiated. Inter-segment revenue for 2007 consists of interest of $146 ($281 in 2006 and $248 in 2005) and fee income of $79 in 2007 ($78 in 2006 and $55 in 2005).
The results of the segments’ operations are discussed in the Management’s Discussion and Analysis. The results for Corporate for the year ended December 31, 2007 include the $43 write-down of intangible assets described in Note 7.

	Results by segment for the years ended December 31
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Adjustments	Total

2007
Revenue	$9,285	$7,830	$1,687	$977	$1,634	$(225)	$21,188
Change in actuarial liabilities	$180	$(2,336)	$—	$10	$(368)	$(1)	$(2,515)
Interest expenses	$173	$236	$3	$—	$84	$(147)	$349
Income taxes expense (benefit)	$200	$142	$185	$23	$(28)	$—	$522
Total net income	$1,049	$584	$281	$123	$253	$—	$2,290

2006
Revenue	$9,333	$10,465	$1,662	$1,022	$2,164	$(359)	$24,287
Change in actuarial liabilities	$524	$1,717	$—	$244	$40	$—	$2,525
Interest expenses	$134	$211	$5	$—	$199	$(226)	$323
Income taxes expense (benefit)	$262	$21	$150	$17	$(61)	$—	$389
Total net income	$1,001	$449	$234	$101	$359	$—	$2,144

2005
Revenue	$8,658	$9,161	$1,648	$759	$1,995	$(303)	$21,918
Change in actuarial liabilities	$(240)	$769	$—	$253	$90	$—	$872
Interest expenses	$122	$151	$8	$—	$217	$(225)	$273
Income taxes expense (benefit)	$385	$113	$110	$17	$(94)	$—	$531
Total net income	$971	$496	$179	$42	$188	$—	$1,876

	Assets by segment as at December 31
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Adjustments	Total

2007
General fund assets	$55,497	$39,633	$945	$5,497	$13,967	$(1,248)	$114,291
Segregated funds net assets	$36,686	$27,741	$—	$1,936	$6,842	$—	$73,205

2006
General fund assets	$52,702	$44,172	$981	$5,334	$16,516	$(1,874)	$117,831
Segregated funds net assets	$33,806	$27,522	$—	$1,232	$8,229	$—	$70,789

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4. Segmented Information (Cont’d)
The following table shows revenue, net income (loss) and assets by country for Corporate:

	2007	2006	2005

Revenue:
United States	$720	$618	$453
United Kingdom	878	1,309	1,264
Canada	14	227	294
Other countries	22	10	(16)

Total revenue	$1,634	$2,164	$1,995

Total net income (loss):
United States	$212	$190	$91
United Kingdom	207	193	179
Canada	(153)	(17)	(44)
Other countries	(13)	(7)	(38)

Total net income (loss)	$253	$359	$188

Assets:
General funds:
United States	$3,865	$4,715
United Kingdom	9,416	10,254
Canada	552	1,400
Other countries	134	147

Total general fund assets	$13,967	$16,516

Segregated funds:
United Kingdom	$6,842	$8,229

Total segregated funds net assets	$6,842	$8,229

5. Financial Investments and Related Net Investment Income
The Company invests primarily in bonds, mortgages, stocks and real estate. The accounting policy for each type of financial investment is described in Note 1.
A) FAIR VALUE OF FINANCIAL INVESTMENTS
The carrying values and fair values of the Company’s invested assets are shown in the following table.

		2007			2006
	Carrying	Fair		Carrying	Fair
	Value	Value	Yield %	Value	Value	Yield %

ASSETS
Bonds				$69,230	$72,524	6.31
Bonds — held-for-trading	$50,608	$50,608	5.89
Bonds — available-for-sale	9,148	9,148	5.62
Mortgages and corporate loans	20,742	21,046	6.18	15,993	16,322	6.44
Stocks				4,899	5,544	11.24
Stocks — held-for-trading	4,438	4,438	2.64
Stocks — available-for-sale	788	788	3.57
Real estate	4,303	5,183	10.77	3,825	4,549	12.02
Policy loans	2,959	2,959	6.84	3,105	3,105	6.35
Cash, cash equivalents and short-term securities	5,500	5,500	n/a	6,239	6,239	n/a
Derivative assets	1,947	1,947	n/a
Other invested assets including held-for-trading and Available-for-sale other invested assets	2,587	4,295	n/a	2,908	4,605	n/a

Total invested assets	$103,020	$105,912	6.01	$106,199	$112,888	6.79

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5. Financial Investments and Related Net Investment Income (Cont’d)
Other invested assets include the Company’s investment in segregated funds, mutual funds, investments accounted for by the equity method, investments in limited partnerships and leases. In 2006, other invested assets also included derivatives that were reported at fair value. Other invested assets includes the Company’s investment in trust units and limited partnership units of CI Financial with a carrying value of $1,226 and a fair value of $2,935 ($1,159 and $2,734, respectively, in 2006).
The preceding table includes only derivative financial instruments that have a positive fair value and are, therefore, recorded as assets on the consolidated balance sheets. Derivative liabilities with a fair value of $(638) are also included on the consolidated balance sheets.
i) FAIR VALUE METHODOLOGY AND ASSUMPTIONS
For 2007, the fair value of publicly traded bonds and stocks is determined using quoted market bid prices. Prior to 2007, these fair values were determined using quoted market closing prices. The fair value of non-publicly traded bonds in both 2007 and prior years is determined using a discounted cash flow approach that includes provisions for credit risk and the expected maturities of the securities. The valuation techniques used are primarily based on observable market prices or rates. In limited circumstances, valuation assumptions not based on observable market data may be used. The Company does not believe that using alternative assumptions in the valuation techniques for these bonds would result in significantly different fair values. Stocks that do not have a quoted market price on an active market and are designated as available-for-sale are reported at cost in 2007 and are not material to these Consolidated Financial Statements.
The fair value of derivative financial instruments is determined based on the type of derivative. Fair values of interest rate swap contracts and foreign exchange swap and forward contracts are determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair values of options, futures and common stock index swaps are based on the quoted market prices, the value of underlying securities or indices or option pricing models. In limited circumstances, valuation assumptions not based on observable market data may be used. The Company does not believe that using alternative assumptions in the valuation techniques for these derivatives would result in significantly different fair values.
Fair value of mortgages and corporate loans is determined by discounting the expected future cash flows using current market interest rates with similar credit risks and terms to maturity. Fair value of real estate is determined by reference to sales of comparable properties in the marketplace and the net present value of the expected future cash flows, discounted using current interest rates. Due to their nature, the fair values of policy loans and cash are assumed to be equal to their carrying values. The fair values of cash equivalents and short-term securities are based on market yields. The fair values of other invested assets are determined by reference to quoted market prices.
ii) YIELD CALCULATION
In 2007, yield for all assets, excluding real estate, is calculated based on total net interest, dividend or other investment income divided by the total average amortized cost or cost of the assets, which includes accrued investment income. In 2006, yield for all assets, including real estate, was calculated the same as for 2007 except that it was based on the average carrying value which included deferred net realized gains. The yield on real estate for 2007 is calculated in the same manner as 2006.
B) REAL ESTATE INVESTMENTS
The carrying value of real estate by geographic location is as follows:

	2007	2006

Canada	$2,828	$2,372
United States	1,168	1,091
United Kingdom	306	361
Other	1	1

Total real estate	$4,303	$3,825

Real estate includes real estate held for investment and real estate held for sale, as described in Note 1. The carrying value and fair value of real estate in each of these categories is shown in the table below.

	2007		2006
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Real estate held for investment	$4,295	$5,175	$3,822	$4,546
Real estate held for sale	8	8	3	3

Total real estate	$4,303	$5,183	$3,825	$4,549

The carrying value of real estate that was non-income producing for the preceding 12 months was $87 in 2007 ($53 in 2006).

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5. Financial Investments and Related Net Investment Income (Cont’d)
Deferred net realized gains are realized gains and losses which have not yet been recognized in income. The changes in deferred net realized gains for real estate are shown in the following table.

	2007	2006

Balance, January 1	$255	$215
Net realized gains for the year	76	59
Amortization of deferred net realized gains	(36)	(28)
Effect of changes in currency exchange rates	(19)	9

Balance, December 31	$276	$255

C) DEFERRED NET REALIZED GAINS
Prior to 2007, realized gains on bonds, stocks, mortgages and derivatives were deferred and amortized to income as described in Note 1. Gains on sales of real estate continue to be deferred and amortized and these deferred gains are included in section B of this note. Changes in deferred net realized gains on bonds, mortgages, stocks and derivatives during 2006 are shown in the following table. These gains, net of the related taxes, were recorded to retained earnings on January 1, 2007, as described in Note 2.

	Bonds	Mortgages	Stocks	Derivatives	Total

Balance, January 1, 2006	$2,291	$158	$980	$215	$3,644
Net realized gains for the year	146	49	169	243	607
Amortization of deferred net realized gains	(258)	(35)	(203)	(53)	(549)
Effect of changes in currency exchange rates	114	2	80	(1)	195

Balance, December 31, 2006	$2,293	$174	$1,026	$404	$3,897

D) NET INVESTMENT INCOME
Changes in fair value of held-for-trading assets recorded to net income for the year ended December 31, 2007, consist of the following:

2007

Bonds	$(1,691)
Stocks	103
Other invested assets	33
Cash equivalents and short-term securities	(3)

Total changes in fair value of held-for-trading assets	$(1,558)

Income from derivative investments consists of income from derivatives that are not classified as hedges for accounting purposes. Income from derivative investments on the consolidated statement of operations for the year ended December 31, 2007 consists of the following:

2007

Changes in fair value	$75
Interest income	10
Other income	1

Total income from derivative investments	$86

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5. Financial Investments and Related Net Investment Income (Cont’d)
Other net investment income has the following components:

	2007	2006	2005

Interest income:
Bonds		$3,874	$3,720
Held-for-trading bonds	$3,091
Available-for-sale bonds	531
Mortgages and corporate loans	1,286	930	889
Policy loans	212	203	184
Cash, cash equivalents and short-term securities	231	170	155

Interest income	5,351	5,177	4,948
Dividends from stocks		103	118
Dividends on held-for-trading stocks	103
Dividends on available-for-sale stocks	23
Real estate income (net)(1)	300	260	252
Amortization of deferred net realized gains and unrealized gains and losses	121	751	632
Derivative realized and unrealized gains and losses (2)		116	(22)
Foreign exchange gains (losses)	37	(14)	28
Other income (3)	351	359	215
Investment expenses and taxes	(89)	(88)	(92)

Total other net investment income	$6,197	$6,664	$6,079

(1)	Includes operating lease rental income of $316 ($275 and $271, respectively, in 2006 and 2005).

(2)	Consists of realized and unrealized gains on derivatives that are reported at fair value in 2006 and 2005. Additional derivative gains of $31 in 2006 and $(66) in 2005 are included in other items (net).

(3)	Includes equity income from CI Financial of $228 in 2007 ($167 in 2006, and $119 in 2005). 2005 also includes the loss on sale of Cuprum of $43 as described in Note 3. In 2007, this includes write-downs of available-for-sale assets as described in Note 6 and the effect of hedge accounting described in section E of this note.
E) DERIVATIVE FINANCIAL INSTRUMENTS
The accounting policies used for derivative financial instruments are described in Note 1.
The fair values of derivative financial instruments by major class of derivative as at December 31, are shown in the following table.

	2007		2006
	Fair Value		Fair Value
	Positive	Negative	Positive	Negative

Interest rate contracts	$286	$(555)	$189	$(240)
Foreign exchange contracts	1,281	(42)	704	(105)
Other contracts	380	(41)	585	(11)

Total derivatives	$1,947	$(638)	$1,478	$(356)

The following table presents the fair values of derivative assets and liabilities categorized by derivatives designated as hedges for accounting purposes and those not designated as hedges as at December 31, 2007.

	2007
	Total Notional	Fair Value
	Amount	Positive	Negative

Derivative investments (1)	$37,074	$1,216	$(611)
Fair value hedges	2,577	237	(7)
Cash flow hedges	77	10	-
Net investment hedges	2,914	484	(20)

Total	$42,642	$1,947	$(638)

(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5. Financial Investments and Related Net Investment Income (Cont’d)
Additional information on the derivatives designated as hedges for accounting purposes is included in the following sections.
i) FAIR VALUE HEDGES
The Company recorded $14 to income as hedge ineffectiveness for fair value hedges in other net investment income for the year ended December 31, 2007.
ii) CASH FLOW HEDGES
Cash flow hedges include equity forwards hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2008, 2009 and 2010. The amounts included in accumulated OCI related to these derivatives are reclassified to net income as the liability is accrued for the stock-based compensation plan over the vesting period. The amount excluded from hedge effectiveness assessment of $(3) for cash flow hedges is recorded in other net investment income for the year ended December 31, 2007. The Company expects to reclassify $1 from accumulated OCI to net income within the next 12 months.
F) SECURITIES LENDING
The Company engages in securities lending to generate additional income. Certain securities from its portfolio are loaned to other institutions for short periods. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to the Company. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair values fluctuate. It is the Company’s practice to obtain a guarantee from the lending agent against counterparty default, including collateral deficiency. As at December 31, 2007, the Company had loaned securities (which are included in invested assets) with a carrying value and fair value of approximately $2,065 ($2,973 and $3,062, respectively, in 2006).
G) ASSET SECURITIZATIONS
In prior years, the Company sold commercial mortgages to a trust, which subsequently issued securities backed by the commercial mortgages. The Company was retained to service and administer the mortgages and also retained a subordinated investment interest in the issued securities.
As at December 31, the key assumptions used in the discounted cash flow models to determine the fair value of retained interest amounts are as follows:

	2007	2006

Carrying value of retained interests	$91	$103
Fair value of retained interests	$91	$111
Weighted average remaining life (in years)	1.14-14.2	0.7-13.3
Discount rate	2.5%-12.5%	2.5%-12.5%
Anticipated credit losses	0.5%	0.6%
The sensitivity to a 10% and 20% adverse change in key assumptions did not have a material impact on the above fair values.
The following table summarizes certain cash flows received from securitization trusts in 2007, 2006 and 2005:

	2007	2006	2005
	Mortgages	Mortgages	Mortgages

Cash flows received on retained interests and servicing fees	$14	$18	$33

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Financial Instrument Risk Management
The Company’s enterprise-wide risk management framework includes policies, risk tolerance limits and worldwide practices for risk management. It provides oversight for the risk management activities within the Company’s business segments. The Company has enterprise-wide consolidated risk management policies, which provide a consistent approach to measurement, mitigation and control, and monitoring of risk exposures. The Company has a formal risk identification program whereby each business group identifies the current key risks that may impact its business. Exposures to these risks are assessed on a qualitative and quantitative basis. Risk control programs are documented and action plans are established for mitigating the exposures. The Company then identifies the key risks that may materially impact the organization as a whole. These risks are monitored by senior management and reported to the Company’s Risk Review Committee on an annual basis. Further details of the risk management programs can be found in the Management’s Discussion and Analysis.
The Company uses derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies for permissible investments. The Company does not engage in speculative investment in derivatives. The gap in market sensitivities or exposures between liabilities and supporting assets is monitored and managed within defined tolerance limits by, where appropriate, the use of derivative instruments. Models and techniques are used by the Company to measure the continuing effectiveness of its risk management strategies.
The significant risks related to financial instruments are credit risk, liquidity risk and market risk (currency, interest rate and equity). The following sections describe how the Company manages each of these risks.
A) CREDIT RISK
Credit risk is the risk of financial loss resulting from the failure of debtors to make payments of interest and/or principal when due. The Company mitigates credit risk through detailed credit and underwriting policies and comprehensive due diligence and credit analyses.
i) MAXIMUM EXPOSURE TO CREDIT RISK
The Company’s maximum credit exposure related to financial instruments is summarized in the following table. Maximum credit exposure is the carrying value of the asset net of any allowances for losses.

	2007	2006

Cash, cash equivalents and short-term securities	$5,500	$6,239
Bonds		69,230
Held-for-trading bonds	50,608
Available-for-sale bonds	9,148
Mortgages	15,468	15,993
Corporate loans	5,274
Derivative assets (1)	1,947	1,478
Other financial assets (2)	2,722	2,591

Total balance sheet maximum credit exposure	$90,667	$95,531

Off-balance sheet items
Loan commitments (3)	$1,332	$1,171
Guarantees	98	106

Total off-balance sheet items	$1,430	$1,277

(1)	The positive market value is used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.

(2)	Other financial assets include accounts receivable and investment income due and accrued as shown in Note 8.

(3)	Loan commitments include commitments to extend credit under commercial and residential mortgage loans and private bonds. Private bond commitments contain provisions that allow for withdrawal of the commitment if there is a deterioration in the credit quality of the borrower.
Collateral held and other credit enhancements
During the normal course of business, the Company invests in financial assets secured by real estate properties, pools of financial assets, third-party financial guarantees, credit insurance and other arrangements. In the case of derivatives, collateral is collected from the counterparty to mitigate the credit exposure according to the Credit Support Annex (CSA), which forms part of the International Swaps and Derivatives Association’s (ISDA) Master Agreement. It is the Company’s common practice to execute a CSA in conjunction with an ISDA Master Agreement.

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Financial Instrument Risk Management (Cont’d)
ii) CONCENTRATION RISK
Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors or groups of debtors that have similar credit risk characteristics, such as groups of debtors in the same economic or geographic regions or in similar industries. The financial instrument issuers have similar economic characteristics so that their ability to meet contractual obligations may be impacted similarly by changes in the economic or political conditions. The Company mitigates this risk through setting counterparty exposure limits and diversification requirements. The Company maintains policies which set limits, based on consolidated equity, to the credit exposure for investments in any single issuer and in any associated group of issuers. Exceptions exist for investments in securities which are issued or guaranteed by the Government of Canada, United States or United Kingdom and issuers for which the Board has granted specific approval. Mortgage loans are collateralized by the related property, and generally do not exceed 75% of the value of the property at the time the original loan is made. It is the Company’s policy to diversify all investment portfolios. The Company’s mortgages and corporate loans are diversified by type and location and, for mortgage loans, by borrower.
The following tables provide details of the bonds, mortgages and corporate loans held as at December 31 by issuer country, geographic location and industry sector where applicable.
The carrying value of bonds by issuer country as at December 31 is shown in the following table. For 2007 carrying values are equal to their fair values.

	2007			2006
	Held-for-Trading	Available-for-	Total	Total
	Bonds	Sale Bonds	Bonds	Bonds

Canada	$18,457	$1,567	$20,024	$24,131
United States	20,452	5,865	26,317	31,025
United Kingdom	5,704	600	6,304	6,818
Other	5,995	1,116	7,111	7,256

Balance, December 31	$50,608	$9,148	$59,756	$69,230

The carrying value of bonds by issuer and industry sector as at December 31 is shown in the following table. For 2007 carrying values are equal to their fair values.

	2007			2006
	Held-for-Trading	Available-for-		Carrying	Fair
	Bonds	Sale Bonds	Total	Value	Value(1)

Bonds issued or guaranteed by:
Canadian federal government	$2,320	$567	$2,887	$2,797	$2,927
Canadian provincial and municipal governments	5,849	336	6,185	6,062	7,089
U.S. Treasury and other U.S. agencies	1,055	372	1,427	1,515	1,549
Other foreign governments	3,195	521	3,716	3,122	3,576

Total government issued or guaranteed bonds	12,419	1,796	14,215	13,496	15,141
Corporate bonds by industry sector:
Financials	13,062	3,497	16,559	20,249	20,793
Utilities and energy	7,475	752	8,227	9,697	10,285
Telecom	2,136	666	2,802	3,227	3,284
Consumer staples and discretionary	5,185	952	6,137	8,175	8,315
Industrials	2,665	374	3,039	3,541	3,722
Other	1,730	429	2,159	2,603	2,676

Total corporate	32,253	6,670	38,923	47,492	49,075
Asset-backed securities	5,936	682	6,618	8,242	8,308

Total bonds	$50,608	$9,148	$59,756	$69,230	$72,524

(1)	2006 includes $5,127 of bonds that were designated as corporate loans on January 1, 2007, as described in Note 2.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Financial Instrument Risk Management (Cont’d)
The carrying value of mortgages and corporate loans by geographic location as at December 31, 2007 is shown in the following table. The carrying value of mortgages split into residential and non- residential mortgages is also included. Residential mortgages include mortgages for both single and multiple family dwellings.

	2007
					Total
	Mortgages			Corporate	Mortgages and
	Non-residential	Residential	Total	Loans	Corporate Loans

Canada	$6,382	$2,723	$9,105	$4,818	$13,923
United States	6,005	274	6,279	258	6,537
United Kingdom	84	—	84	—	84
Other	—	—	—	198	198

Total mortgages and corporate loans	$12,471	$2,997	$15,468	$5,274	$20,742

The carrying value of mortgages by geographic location as at December 31, 2006 is as follows:

	2006
	Non-residential	Residential	Total

Canada	$6,347	$2,794	$9,141
United States	6,404	306	6,710
United Kingdom	142	—	142

Total mortgages	$12,893	$3,100	$15,993

iii) CONTRACTUAL MATURITIES OF BONDS, MORTGAGES, CORPORATE LOANS AND DERIVATIVES
The contractual maturities of bonds as at December 31, 2007, are shown in the table below. Bonds that are not due at a single maturity date are included in the table in the year of final maturity. Actual maturities could differ from contractual maturities because of the borrower’s right to call or extend or right to prepay obligations, with or without prepayment penalties.

	2007
	Held-for-Trading	Available-for-	Total
	Bonds	Sale Bonds	Bonds

Due in 1 year or less	$1,521	$337	$1,858
Due in years 2-5	10,320	2,532	12,852
Due in years 6-10	12,660	3,291	15,951
Due after 10 years	26,107	2,988	29,095

Total bonds	$50,608	$9,148	$59,756

As at December 31, 2007, the carrying value of scheduled mortgage and corporate loan maturities, before allowances for losses, are as follows.

	Mortgages	Corporate Loans	Total

2008	$1,506	$474	$1,980
2009	1,050	367	1,417
2010	914	370	1,284
2011	1,219	725	1,944
2012	826	751	1,577
Thereafter	9,970	2,601	12,571

Total mortgages and corporate loans, before allowances for losses	$15,485	$5,288	$20,773

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Financial Instrument Risk Management (Cont’d)
Notional amounts of derivative financial instruments are the basis for calculating payments and are generally not the actual amounts exchanged. The following table provides the notional amounts of derivative instruments outstanding as at December 31 by type of derivative and term to maturity:

	2007				2006
	Term to Maturity				Term to Maturity
	Under	1 to	Over		Under	1 to	Over
	1 Year	5 years	5 years	Total	1 Year	5 Years	5 Years	Total

Over-the-counter contracts:
Interest rate contracts:
Swap contracts	$625	$7,453	$12,116	$20,194	$876	$6,615	$11,976	$19,467
Options purchased	60	283	1,841	2,184	1,385	898	1,629	3,912
Foreign exchange contracts:
Forward contracts	1,849	105	—	1,954	2,529	98	—	2,627
Swap contracts	222	3,157	5,351	8,730	333	1,681	4,668	6,682
Other contracts:
Options purchased	2,245	3,814	49	6,108	3,313	5,550	270	9,133
Forward contracts	648	53	—	701	556	42	—	598
Swap contracts	230	95	13	338	261	147	13	421
Credit derivatives	—	—	90	90	—	—	23	23
Exchange-traded contracts:
Interest rate contracts:
Futures contracts	1,182	85	—	1,267	373	37	—	410
Foreign exchange contracts:
Futures contracts	34	—	—	34	—	—	—	—
Other contracts:
Futures contracts	1,042	—	—	1,042	867	—	—	867

Total notional amount	$8,137	$15,045	$19,460	$42,642	$10,493	$15,068	$18,579	$44,140

iv) ASSET QUALITY
The Company’s accounting policies for the recording and assessing of impairment are described in Note 1. Details concerning the credit quality of financial instruments held and considered impaired or temporarily impaired as at the current balance sheet date are described in the following sections.
Bonds by Credit Rating
Investment grade bonds are those rated BBB and above. The Company’s bond portfolio was 97.6% (97.5% in 2006) investment grade based on carrying value. The carrying value and fair value of bonds by rating is shown in the following table. For 2007, carrying value is equivalent to fair value so only carrying value is shown.

	2007			2006
	Held-for-Trading	Available-for-		Carrying	Fair
	Bonds	Sale Bonds	Total	Value	Value

Bonds by credit rating (1):
AAA	$9,896	$2,214	$12,110	$13,432	$13,805
AA	9,567	1,501	11,068	12,042	12,888
A	15,443	2,538	17,981	22,175	23,492
BBB	14,382	2,773	17,155	19,849	20,522
BB and lower	1,320	122	1,442	1,732	1,817

Total bonds	$50,608	$9,148	$59,756	$69,230	$72,524

(1)	Local currency denominated sovereign debts of certain developing countries, used in backing the local liabilities, have been classified as investment grade.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Financial Instrument Risk Management (Cont’d)
Derivative Financial Instruments by Counterparty Credit Rating
Derivative instruments are either exchange-traded or over-the-counter contracts negotiated between counterparties. Since counterparty failure in an over-the-counter derivative transaction could render it ineffective for hedging purposes, the Company generally transacts its derivative contracts with counterparties rated AA or better. In limited circumstances, the Company will enter into transactions with lower rated counterparties if credit enhancement features are included. As at December 31, 2007, the Company held assets of $183 ($51 in 2006) pledged as collateral for derivative contracts. The assets pledged are cash, cash equivalents and short-term securities.
The following tables show the derivative financial instruments with a positive fair value as at December 31, split by counterparty credit rating.

	2007
	Gross positive	Impact of	Net
	Replacement Cost(1)	Master Netting Agreements(2)	Replacement Cost(3)

Over-the-counter contracts:
AAA	$260	$(10)	$250
AA	1,407	(216)	1,191
A	272	(79)	193
Exchange-traded	8	—	8

Total	$1,947	$(305)	$1,642

	2006
	Gross positive	Impact of	Net
	Replacement Cost (1)	Master Netting Agreements (2)	Replacement Cost (3)

Over-the-counter contracts:
AAA	$140	$—	$140
AA	1,142	(226)	916
A	190	(7)	183
Exchange-traded	6	(2)	4

Total	$1,478	$(235)	$1,243

(1)	Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.

(2)	The credit risk associated with derivative assets subject to master netting arrangements is reduced by derivative liabilities due to the same counterparty in the event of default. The Company’s overall exposure to credit risk reduced through master netting arrangements may change substantially following the reporting date as the exposure is affected by each transaction subject to the arrangement.

(3)	Gross positive replacement cost after netting agreements.
Mortgages and Corporate Loans Past Due or Impaired
The distribution of mortgages and corporate loans by credit quality as at December 31 is shown in the following table.

	2007						2006
	Gross Carrying Value			Allowance for Losses			Mortgages
		Corporate			Corporate		Gross Carrying	Allowance
	Mortgages	Loans	Total	Mortgages	Loans	Total	Value	For Losses

Neither past due nor impaired	$15,400	$5,200	$20,600	$7	$—	$7	$15,883	$11
Past due but not impaired:
Past due less than 90 days	58	33	91	—	—	—	74	—
Past due 90 to 179 days	1	3	4	—	—	—	—	—
Impaired	26	52	78	10	14	24	63	16

Balance, December 31	$15,485	$5,288	$20,773	$17	$14	$31	$16,020	$27

Impaired mortgages and corporate loans of $4 as at December 31, 2007 ($7 of impaired mortgages as at December 31, 2006) do not have an allowance for losses because, at a minimum, either the fair value of the collateral or the expected future cash flows exceed the carrying value of the mortgage or loan.

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Financial Instrument Risk Management (Cont’d)
The weighted average investment in impaired mortgage and corporate loans, before allowances for losses was $43 as at December 31, 2007 ($63 of mortgages in 2006). The carrying value of mortgages and corporate loans that were non-income producing for the preceding 12 months was $13 ($5 of mortgages were non-income producing in 2006).
Changes in Allowances for Losses
The changes in the allowances for losses are as follows:

			Corporate
	Bonds	Mortgages	Loans	Other	Total

Balance, December 31, 2005	$97	$29	$—	$14	$140
Provision for losses (recoveries)	(9)	(1)	—	—	(10)
Write-offs, net of recoveries	(29)	(1)	—	1	(29)
Effect of changes in currency exchange rates	(5)	—	—	—	(5)

Balance, December 31, 2006	$54	$27	$—	$15	$96
Adjustment for change in accounting policy (Note 2)	(54)	—	13	(15)	(56)
Provision for losses	—	—	2	—	2
Write-offs, net of recoveries	—	(7)	(1)	—	(8)
Effect of changes in currency exchange rates	—	(3)	—	—	(3)

Balance, December 31, 2007	$—	$17	$14	$—	$31

Restructured Mortgages and Corporate Loans
Mortgages and corporate loans with a carrying value of nil have had their terms renegotiated during the year ended December 31, 2007 ($94 of mortgages were restructured in 2006).
Possession of Collateral/Foreclosed Assets
During 2007, the Company took possession of the real estate collateral of $8 it held as security for mortgages ($3 of real estate held as collateral in 2006). These assets are either retained as real estate investments if they comply with the Company’s investment policy standards or sold.
Temporarily Impaired Available-for-Sale Assets
The available-for-sale assets disclosed in the following table exhibit evidence of impairment, however, the impairment loss has not been recognized in net income because it is considered temporary. Held-for-trading assets are excluded from the following table, as changes in fair value are recorded to net investment income. Available-for-sale bonds, stocks and other invested assets have generally been identified as temporarily impaired if their amortized cost as at December 31, 2007 was greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of these investments will be met and/or the Company has the ability to hold these investments until recovery in value.

	December 31, 2007
	Fair Value	Unrealized Losses

Available-for-sale bonds	$4,895	$273
Available-for-sale stocks (1)	238	34
Available-for-sale other invested assets (2)	108	12

Total temporarily impaired financial assets	$5,241	$319

(1)	This includes available-for-sale private equities that are accounted for at cost with a carrying value of $13.

(2)	This pertains to available-for-sale limited partnerships that are accounted for at cost with a carrying value of $120.
For available-for-sale limited partnerships and equities accounted for at cost, management does not consider these assets to be other-than-temporarily impaired as the length of time that the fair value has been less than the cost and the extent of the loss are not sufficient to indicate that the fair value will not recover.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Financial Instrument Risk Management (Cont’d)
Impaired Available-for-Sale Assets and Non-Income Producing Bonds
During 2007, the Company wrote-down $2 of impaired available-for-sale bonds and stocks recorded at fair value and stocks and limited partnerships of $33 that were recorded at cost. These assets were written-down since the length of time that the fair value was less than the cost and the extent of the loss indicated that the fair value would not recover. These write-downs are included in other net investment income in the consolidated statements of operations.
The impaired bonds and other invested assets and the related allowances for losses for 2006 are shown in the following table. Bonds for 2006 include corporate loans that were designated as loans on January 1, 2007.

	2006
	Impaired	Allowance
	Carrying Value	for Losses

Bonds	$113	$54
Other	22	15

Total	$135	$69

The average carrying value of bonds that were non-income producing for the 12 months ended December 31, 2007 was nil ($17 for the 12 months ended December 31, 2006).
B) LIQUIDITY RISK
Liquidity risk is the risk that the Company will not be able to fund all cash outflow commitments as they fall due. The Company generally maintains a conservative liquidity position that exceeds all the liabilities payable on demand. The Company’s asset-liability management allows it to maintain its financial position by ensuring that sufficient liquid assets are available to cover its potential funding requirements. The Company invests in various types of assets with a view of matching them with its liabilities of various durations. To strengthen its liquidity further, the Company actively manages and monitors its capital and asset levels, diversification and credit quality of its investments and cash forecasts and actual amounts against established targets. The Company also maintains liquidity contingency plans for the management of liquidity in the event of a liquidity crisis.
In addition, the Company maintains standby credit facilities with a variety of banks. The agreements relating to the Company’s debt, letters of credit and lines of credit contain typical covenants regarding solvency, credit ratings and other such matters.
The Company is subject to various regulations in the jurisdictions in which it operates. The ability of SLF Inc. and its subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.
Based on the Company’s historical cash flows and current financial performance, management believes that the cash flow from the Company’s operating activities will continue to provide sufficient liquidity for the Company to satisfy debt service obligations and to pay other expenses.
C) MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes currency risk, interest rate risk and other price risks such as equity risk. The following sections describe how the Company manages these risks.
i) CURRENCY RISK
Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. As an international provider of financial services, the Company operates in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which it operates, the Company generally maintains the currency profile of its assets so as to match the currency of aggregate liabilities and minimum surplus requirements in that country. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. However, changes in exchange rates can affect the Company’s net income and surplus when results in local currencies are translated into Canadian dollars. Strengthening of the Canadian dollar against the currencies of the countries in which it operates could have an adverse effect on the Company’s reported net income. Foreign exchange derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with the Company’s policy.

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Financial Instrument Risk Management (Cont’d)
ii) INTEREST RATE RISK
Interest rate risk is the potential for financial loss arising from changes in interest rates. The Company is exposed to interest rate price risk on monetary financial assets and liabilities that have a fixed interest rate and is exposed to interest rate cash flow risk on monetary financial assets and liabilities with floating interest rates that are reset as market rates change. The impact of interest rate risk for the Company’s actuarial liabilities and the assets supporting those liabilities and the policy for managing this risk is included in Note 9.
iii) EQUITY RISK
Equity risk is the uncertainty in the valuation of assets and the cost of embedded options and guarantees arising from changes in equity markets. The impact of equity risk for the Company’s actuarial liabilities and the assets supporting those liabilities and the policy for managing this risk is included in Note 9.
The Company’s equity portfolio is diversified and contains a significant amount of exchange-traded funds which are indexed to various stock indices.
The carrying value of stocks by issuer country as at December 31 is shown in the following table. For 2007 carrying values are generally equal to their fair values.

	2007			2006
	Held-for-Trading	Available-for-	Total	Total
	Stocks	Sale Stocks	Stocks	Stocks

Canada	$2,016	$222	$2,238	$1,762
United States	1,141	566	1,707	1,601
United Kingdom	893	—	893	1,274
Other	388	—	388	262

Total stocks	$4,438	$788	$5,226	$4,899

7. Goodwill and Intangible Assets
A) GOODWILL
In addition to the goodwill of $6,018 ($5,981 in 2006) shown on the consolidated balance sheets, goodwill of $404 ($346 in 2006) for investments accounted for by the equity method is included in other invested assets. There were no write-downs of goodwill due to annual impairment testing during 2007, 2006 and 2005.
Changes in goodwill of subsidiaries and investments accounted for by the equity method are as follows:

	SLF Canada	SLF U.S.	SLF Asia	Corporate	Total

Balance, January 1, 2006	$3,732	$1,454	$519	$568	$6,273
Adjustment to purchase equation of CMG Asia (Note 3)	—	—	19	—	19
Acquisitions (Note 3)	36	—	—	10	46
Disposals	—	—	—	(7)	(7)
Effect of changes in currency exchange rates	—	(1)	(3)	—	(4)

Balance, December 31, 2006	$3,768	$1,453	$535	$571	$6,327
Acquisitions (Note 3)	75	360	—	52	487
Disposals	(2)	(32)	—	(7)	(41)
Effect of changes in currency exchange rates	—	(237)	(75)	(39)	(351)

Balance, December 31, 2007	$3,841	$1,544	$460	$577	$6,422

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
7. Goodwill and Intangible Assets (Cont’d)
B) INTANGIBLE ASSETS
In addition to the intangible assets of $775 ($777 in 2006) shown on the consolidated balance sheets, intangible assets of $766 ($759 in 2006) for investments accounted for by the equity method are included in other invested assets. Amortization of intangible assets recorded in operating expenses during the year was $25 ($25 in 2006 and $22 in 2005). There were no write-downs of intangibles due to impairment during 2007, 2006 and 2005. The Company expects to record amortization expenses of $23 to operating expenses each year for each of the next five years. As at December 31, the components of the intangible assets are as follows:

	2007			2006
	Gross Carrying	Accumulated	Net	Gross Carrying	Accumulated	Net
	Amount	Amortization	Amount	Amount	Amortization	Amount

Finite-life intangible assets:
Sales potential of field force (1)	$486	$60	$426	$423	$48	$375
Asset administration contracts	224	49	175	224	38	186
Distribution channels	—	—	—	32	16	16
Brand name (2)	—	—	—	54	2	52
Other	2	2	—	2	2	—

	712	111	601	735	106	629

Indefinite-life intangible assets:
Fund management contracts	930	—	930	895	—	895
State licenses	10	—	10	12	—	12

	940	—	940	907	—	907

Total intangible assets	$1,652	$111	$1,541	$1,642	$106	$1,536

(1)	Increase in 2007 is due to the acquisition of the Genworth EBG Business as described in Note 3.

(2)	On March 26, 2007, the Company announced the retirement of the Clarica brand as part of its integrated brand strategy in Canada. The write-down of the brand name of $52 was recorded to operating expenses in the first quarter ($43, net of the related taxes of $9).
8. Other Assets
Other assets consist of the following:

	2007	2006

Accounts receivable	$1,629	$1,401
Investment income due and accrued	1,093	1,190
Future income taxes (Note 18)	382	747
Deferred acquisition costs	139	185
Prepaid expenses	231	207
Premiums receivable	395	323
Accrued benefit asset (Note 21)	422	454
Capital assets	171	179
Other	16	188

Total other assets	$4,478	$4,874

Amortization of deferred acquisition costs charged to income amounted to $64 in 2007 ($112 and $142 in 2006 and 2005, respectively).
Capital assets are carried at a cost of $722 ($728 in 2006), less accumulated depreciation and amortization of $551 ($549 in 2006). Depreciation and amortization charged to income totalled $62 in 2007($67 and $63 in 2006 and 2005, respectively).

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9. Actuarial Liabilities and Other Policy Liabilities
A) ACTUARIAL POLICIES
Actuarial liabilities and other policy liabilities represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes) and expenses on in-force policies.
In calculating actuarial liabilities and other policy liabilities, assumptions must be made about equity market performance, interest rates, asset default, inflation, mortality and morbidity rates, policy terminations, expenses and other factors over the life of the Company’s products. The general approaches to the setting of assumptions used by the Company are described later in this note.
The Company uses best estimate assumptions for expected future experience. Some assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to change or if there is uncertainty about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities.
In determining these provisions, the Company ensures:
•	when taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption, and the extent of uncertainty present in making that assumption

•	in total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities
With the passage of time and resulting reduction in estimation risk, excess provisions are released into income. In recognition of the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually, and revisions are made where deemed necessary and prudent.
The Company generally maintains distinct asset portfolios for each line of business. To ensure the adequacy of liabilities, the Company does cash flow testing using several plausible scenarios for future interest rates and economic environments as well as a set of prescribed scenarios. In each test, asset and liability cash flows are projected. Net cash flows are invested in new assets, if positive, or assets are sold to meet cash needs, in accordance with the assumptions in the test and the standards of the Canadian Institute of Actuaries. Deferred net realized gains on real estate are taken into account in establishing the actuarial liabilities. In prior years, deferred net realized gains on bonds, stocks, mortgages and derivatives were also taken into account in establishing the actuarial liabilities.
Provision for Policyholder Dividends
An amount equal to the earned and accrued portion of policyholder dividends including earned and accrued terminal dividends is shown as a provision for policyholder dividends. Actuarial liabilities provide for the payment of policyholder dividends that are forecasted to be paid over the next 12 months and beyond, in excess of dividends earned and accrued. Both liabilities are determined taking into account the scale of dividends approved by the Board. Actuarial liabilities take into account the expectation that future dividends will be adjusted to reflect future experience. Earned and accrued policyholder dividends of $906 are included in policyholder dividends and interest on claims and deposits in the consolidated statements of operations ($846 in 2006 and $802 in 2005).

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9. Actuarial Liabilities and Other Policy Liabilities (Cont’d)
B) COMPOSITION OF ACTUARIAL LIABILITIES AND OTHER POLICY LIABILITIES
The actuarial liabilities and other policy liabilities consist of the following:

	2007
		United
	Canada	States	Asia	Corporate(1)	Total

Individual participating life	$14,388	$4,945	$2,671	$3,282	$25,286
Individual non-participating life	2,670	7,175	217	528	10,590
Group life	1,294	224	9	5	1,532
Individual annuities	9,272	10,404	—	4,163	23,839
Group annuities	5,963	4,024	323	—	10,310
Health insurance	5,392	901	—	86	6,379

Total actuarial liabilities	38,979	27,673	3,220	8,064	77,936
Add: Other policy liabilities(2)	591	621	63	619	1,894

Actuarial liabilities and other policy liabilities	$39,570	$28,294	$3,283	$8,683	$79,830

	2006
		United
	Canada	States	Asia	Corporate(1)	Total

Individual participating life	$12,213	$5,362	$2,508	$3,296	$23,379
Individual non-participating life	2,013	7,723	333	487	10,556
Group life	1,216	127	8	3	1,354
Individual annuities	8,977	14,486	—	3,883	27,346
Group annuities	5,538	5,277	353	—	11,168
Health insurance	4,850	527	(1)	107	5,483

Total actuarial liabilities	34,807	33,502	3,201	7,776	79,286
Add: Other policy liabilities(2)	464	541	62	683	1,750

Actuarial liabilities and other policy liabilities	$35,271	$34,043	$3,263	$8,459	$81,036

(1)	Primarily business from the U.K., reinsurance and run-off reinsurance operations.

(2)	Consists of policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.
C) TOTAL ASSETS SUPPORTING LIABILITIES AND EQUITY
The following tables show the total assets supporting total liabilities for the product lines shown (including actuarial and other policy liabilities), and assets supporting equity and other:

	2007
					Mortgages
	Bonds		Stocks		and
	Held-for	Available	Held-for	Available	Corporate	Real
	-Trading	-for-sale	-Trading	-for-sale	Loans	Estate	Other	Total

Individual participating life	$13,827	$—	$3,667	$13	$4,493	$2,947	$3,700	$28,647
Individual non-participating life	6,468	425	691	3	2,738	200	4,223	14,748
Group life	1,147	—	3	—	1,106	19	(32)	2,243
Individual annuities	18,392	57	18	—	5,724	—	1,081	25,272
Group annuities	6,722	—	58	5	2,831	122	866	10,604
Health insurance	4,048	—	1	—	2,908	66	398	7,421
Equity and other	4	8,666	—	767	942	949	14,028	25,356

Total assets	$50,608	$9,148	$4,438	$788	$20,742	$4,303	$24,264	$114,291

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9. Actuarial Liabilities and Other Policy Liabilities (Cont’d)

	2006
	Bonds	Mortgages	Stocks	Real Estate	Other	Total

Individual participating life	$14,591	$4,034	$3,542	$2,632	$4,382	$29,181
Individual non-participating life	9,542	2,233	500	117	2,505	14,897
Group life	1,394	675	5	22	99	2,195
Individual annuities	23,574	4,897	60	30	2,124	30,685
Group annuities	9,607	2,151	45	147	892	12,842
Health insurance	4,704	1,723	14	48	579	7,068
Equity and other	5,818	280	733	829	13,303	20,963

Total assets	$69,230	$15,993	$4,899	$3,825	$23,884	$117,831

D) CHANGES IN ACTUARIAL LIABILITIES
Changes in actuarial liabilities during the year are as follows:

	2007	2006

Actuarial liabilities, January 1, before change in accounting policy	$79,286	$75,777
Adjustment for change in accounting policy (Note 2)	7,129	—

Actuarial liabilities, January 1, after change in accounting policy	86,415	75,777

Change in liabilities on in-force business	(5,201)	(2,942)
Liabilities arising from new policies	2,803	5,415
Significant changes in assumptions or methodology (1):
Gross increases	380	149
Gross decreases	(497)	(97)

Increase (decrease) in actuarial liabilities (2)	(2,515)	2,525

Actuarial liabilities before the following:	83,900	78,302
Acquisition (Note 3)	536	—
Effect of changes in currency exchange rates	(6,500)	984

Actuarial liabilities, December 31	77,936	79,286
Add: Other policy liabilities	1,894	1,750

Actuarial liabilities and other policy liabilities, December 31	$79,830	$81,036

(1)	The increase in actuarial liabilities in 2007 included $123 from changes to the economic scenarios used in the calculation of actuarial liabilities, $107 for strengthening of longevity assumptions, and $150 for reductions in the long-term lapse rates for universal life policies written in Canada and the United States. The decrease in 2007 included $215 for reductions in mortality assumptions on life insurance liabilities and $282 for the recapture of reinsurance ceded to a Barbados subsidiary. The increase in actuarial liabilities in 2006 resulted from strengthening of longevity assumption in Canada and the U.K. The decreases in 2006 arose from changes in assumptions as a result of changes in pension legislation in the U.K.

(2)	The change in fair value of held-for-trading assets caused by the change in interest rates is offset by the change in actuarial liabilities.
E) FAIR VALUE OF ACTUARIAL LIABILITIES, FUTURE INCOME TAXES AND DEFERRED NET REALIZED GAINS
The fair value of actuarial liabilities is determined by reference to the fair value of the assets supporting those liabilities. To the extent that the assets supporting actuarial liabilities are reported at fair value on the balance sheet, the change in the value of those assets would be largely offset by a change in the value of liabilities (including actuarial liabilities and related future income taxes and deferred net realized gains), resulting in no change to surplus.
F) ASSUMPTIONS AND MEASUREMENT UNCERTAINTY
Mortality
Mortality refers to the rates at which death occurs for defined groups of people. Insurance mortality assumptions are generally based on the Company’s average five-year experience. For annuities, Company experience is generally combined with industry experience, since the Company’s own experience is insufficient to be statistically credible for most of its annuity product lines. In general, assumed mortality rates for life insurance contracts do not reflect any future expected improvement, except in some instances where the net effect of reflecting future improvement increases the policy liabilities. On annuities where lower mortality rates result in an increase in liabilities, assumed future mortality rates are adjusted to reflect estimated future improvements in the rates.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9. Actuarial Liabilities and Other Policy Liabilities (Cont’d)
For products where higher mortality would be financially adverse to the Company, a 1% increase in the best estimate assumption would decrease net income by $73. For products where lower mortality would be financially adverse to the Company, a 1% decrease in the mortality assumption would decrease net income by $50.
Morbidity
Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of the Company’s disability insurance is marketed on a group basis. In Canada and in Asia, the Company offers critical illness policies on an individual basis, and in Canada, the Company offers long-term care on an individual basis; a significant block of critical illness business written in the U. K. has also been assumed by the Company’s Reinsurance business unit. Medical stop-loss insurance is offered on a group basis in the United States and Canada. In Canada, group morbidity assumptions are based on the Company’s five-year average experience, modified to reflect the trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with the Company’s reinsurers and are largely based on their experience. In the United States, Company experience is used for both medical stop-loss and disability assumptions, with some consideration for industry experience. Larger provisions for adverse deviation are used for those benefits where Company or industry experience is limited. For products where the morbidity is a significant assumption, a 1% adverse change in that assumption would reduce net income by $21.
Asset default
Assumptions related to investment returns include expected future credit losses on fixed income investments. Past Company and industry experience, as well as specific reviews of the current portfolio, are used to project credit losses.
In addition to the allowances for losses on invested assets outlined in Note 6, the actuarial liabilities include an amount of $2,947 determined on a pre-tax basis ($2,578 in 2006) to provide for possible future asset defaults and loss of asset value (equity and real estate included) on current assets and on future purchases.
Equity Market Movements
The majority of held-for-trading equities are held to back products such as participating or universal life lines where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or to the rate of interest credited; in these cases equity market movements are largely offset by changes in actuarial liabilities.
Much of the remainder of held-for-trading equities are held to back long-term fixed liabilities.
In addition, there are products such as segregated fund and annuity option guarantees where the liabilities are affected by movements in equity markets, even though mitigating hedging programs are in place. For these blocks the Company uses stochastic modelling techniques, which test a large number of different scenarios of future market returns, to estimate the actuarial liability for the various guarantees.
Overall, it is estimated the impact on the Company of an immediate 10% increase across all equity markets would be an increase in net income of $40; conversely, the impact of a decrease of 10% would be an immediate estimated decrease in net income of $61.
Interest rate
Interest rate risk is the potential for financial loss arising from changes in interest rates. For example, the Company is exposed to this risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows under unfavourable interest environments.
To manage this risk, an investment policy statement is established for each portfolio of assets and related liabilities. Asset/liability management programs are in place to implement these policy statements. The primary approach used is duration gap analysis, which measures the sensitivity of assets and liabilities to interest rate changes across the entire yield curve. Key rate duration analysis is used to examine the duration gap of assets and liabilities at discrete intervals on the yield curve. These gaps are managed within specified tolerance limits.
Interest rate sensitivity is provided for in the actuarial liabilities for all policies, with adequate provisions to absorb moderate changes in interest rates.
For certain product types, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through routine changes in the amount of dividends declared or to the rate of interest credited. These products generally have minimum interest rate guarantees.

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9. Actuarial Liabilities and Other Policy Liabilities (Cont’d)
Effective January 1, 2007, as a result of adopting the requirements of Handbook Section 3855, the values of both held-for-trading bonds and actuarial liabilities are affected similarly by changes in interest rates. The estimated impact of an immediate 1% parallel increase in interest rates as at December 31, 2007, across the entire yield curve in all markets, would be an increase in net income of $164. Conversely an immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income of $286.
Policy termination rates
Policyholders may allow their policies to terminate prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by exercising one of the non-forfeiture options in the contract. Assumptions for termination experience on life insurance are generally based on the Company’s average five-year experience. Termination rates may vary by plan, age at issue, method of premium payment, and policy duration. For universal life contracts, it is also necessary to set assumptions about premium cessation occurring prior to termination of the policy. Studies prepared by industry or actuarial bodies are used for certain products where the Company’s experience is too limited to be statistically valid.
For individual life insurance products where fewer terminations would be financially adverse to the Company, net income would be decreased by $105 if the termination rate assumption were reduced by 10% starting in policy year six (5% for participating policies and policies with adjustable premiums). For products where more terminations would be financially adverse to the Company, net income would be decreased by $74 if an extra 1% of the in-force policies were assumed to terminate each year beginning in policy year six (0.5% for participating policies and policies with adjustable premiums).
Operating expenses and inflation
Actuarial liabilities provide for future policy-related expenses. These include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overheads. Expense assumptions are mainly based on recent Company experience using an internal expense allocation methodology. Future expense assumptions reflect inflation. The sensitivity of actuarial liabilities to a 10 % increase in unit expenses Company-wide would result in a decrease in net income of $229.
G) REINSURANCE AGREEMENTS
Reinsurance is used primarily to limit exposure to large losses. The Company has an individual life insurance retention policy and limits which require that such arrangements be placed with well-established, highly rated reinsurers. Coverage is well-diversified and controls are in place to manage exposure to reinsurance counterparties. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, the Company retains primary responsibility to the policyholders. In addition, the Company assumes by retrocession a substantial amount of business from reinsurers. The effect of these reinsurance arrangements on premiums and payments to policyholders, beneficiaries and depositors is summarized as follows:

	2007	2006	2005

Premiums:
Direct premiums	$13,550	$14,947	$13,305
Reinsurance assumed	564	574	530
Reinsurance ceded	(990)	(912)	(895)

	$13,124	$14,609	$12,940

Payments to policyholders, beneficiaries and depositors:
Direct payments	$14,292	$12,987	$12,961
Reinsurance assumed	526	419	453
Reinsurance ceded	(574)	(511)	(612)

	$14,244	$12,895	$12,802

Actuarial liabilities are shown net of ceded reinsurance of $2,448 in 2007 ($2,401 in 2006).

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9. Actuarial Liabilities and Other Policy Liabilities (Cont’d)
H) ROLE OF THE APPOINTED ACTUARY
The Appointed Actuary is appointed by the Board and is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation and associated regulations or directives.
The Appointed Actuary is required to provide an opinion regarding the appropriateness of the policy liabilities at the balance sheet dates to meet all obligations to policyholders of the Company. Examination of supporting data for accuracy and completeness and analysis of Company assets for their ability to support the amount of policy liabilities are important elements of the work required to form this opinion.
The Appointed Actuary is required each year to analyze the financial condition of the Company and prepare a report for the Board. The 2007 analysis tested the capital adequacy of the Company until December 31, 2011, under various adverse economic and business conditions. The Appointed Actuary reviews the calculation of the Company’s Canadian capital and surplus requirements. In addition, foreign operations and foreign subsidiaries of the Company must comply with local capital requirements in each of the jurisdictions in which they operate. Furthermore, the Company is required to appropriate retained earnings of $3,691 ($2,899 in 2006). All of these regulatory requirements constrain the Company’s ability to distribute its retained earnings.
10. Senior Debentures
The following obligations are included in senior debentures:

	Currency of Borrowing	Interest Rate	Maturity	2007	2006

Partnership capital securities	U.S. dollars	8.53%	—	$—	$698
Sun Life Assurance debentures
Series A debenture	Cdn. dollars	6.87%	2031	960	990
Series B debenture	Cdn. dollars	7.09%	2052	200	200
Funding debenture	Cdn. dollars	7.09%	2052	—	3
SLF Inc. senior unsecured debentures
Series A	Cdn. dollars	4.80%	2035	600	600
Series B	Cdn. dollars	4.95%	2036	954	700
Series C	Cdn. dollars	5.00%	2031	300	300

				$3,014	$3,491

Fair value				$3,068	$3,704

Fair value is based on market price for the same or similar instruments as appropriate. Interest expense for senior debentures was $192, $205 and $144 for 2007, 2006 and 2005, respectively.
Partnership capital securities
On May 6, 2007, the Company redeemed the outstanding U.S. $600 principal amount of the 8.53% partnership capital securities. The redemption premiums of $18 (net of taxes of $12) were recorded in the first quarter of 2007.
Sun Life Assurance debentures
On September 7, 2007, Sun Life Assurance repurchased the outstanding $3 principal amount of the 7.09% funding debenture and $30 principal amount of the $990 outstanding 6.87% Series A debentures. Redemption premiums of $1 (net of taxes of $1) were recorded in the third quarter of 2007.
SLF Inc. senior unsecured debentures
On November 23, 2005, SLF Inc. issued $600 principal amount of Series A Senior Unsecured 4.8% Fixed/Floating Debentures due 2035. These debentures bear interest at a fixed annual rate of 4.8% per annum payable semi-annually until November 23, 2015, and at a variable rate payable quarterly equal to the Canadian dollar offered rate for three months’ bankers’ acceptances plus 1% thereafter until maturity on November 23, 2035. SLF Inc. may redeem the debentures after 10 years at 100% of the principal amount.
On March 13, 2006, SLF Inc. issued $700 principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due 2036.

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10. Senior Debentures (Cont’d)
An additional $250 principal amount was issued on February 26, 2007. These debentures bear interest at a fixed rate of 4.95% per annum payable semi-annually until June 1, 2016, and at a variable rate equal to the Canadian dollar offered rate for three months’ bankers’ acceptances plus 1% thereafter until maturity on June 1, 2036. SLF Inc. may redeem the debentures on or after June 1, 2016, at 100% of the principal amount.
On July 11, 2006, SLF Inc. issued $300 principal amount of Series C Senior Unsecured 5% Fixed/Floating Debentures due 2031. These debentures bear interest at a fixed rate of 5% per annum payable semi-annually until July 11, 2011, and at a variable rate equal to the Canadian dollar offered rate for three months’ bankers’ acceptances plus 1% thereafter until maturity on July 11, 2031. SLF Inc. may redeem the debentures on or after July 11, 2011 at 100% of the principal amount.
All senior unsecured debentures are direct senior unsecured obligations of the Company and rank equally with all other unsecured and unsubordinated indebtedness of SLF Inc.
11. Other Liabilities
A) COMPOSITION OF OTHER LIABILITIES
Other liabilities consist of the following:

	2007	2006

Accounts payable	$1,762	$1,811
Bank overdrafts	303	281
Bond repurchase agreements	1,982	2,151
Accrued expenses and taxes	1,012	1,211
Borrowed funds	335	214
Senior unsecured financing	996	—
Future income taxes (Note 18)	582	226
Accrued benefit liability (Note 21)	479	505
Other	224	435

Total other liabilities	$7,675	$6,834

B) BOND REPURCHASE AGREEMENTS
The Company enters into bond repurchase agreements for operational funding and liquidity purposes. Bond repurchase agreements have maturities ranging from 3 to 84 days, averaging 46 days, and bear interest at rates averaging 4.26% as at December 31, 2007 (4.15% in 2006). As at December 31, 2007, the Company had assets with a total market value of $1,822 ($2,147 in 2006), pledged as collateral for the bond repurchase agreements.
C) BORROWED FUNDS
The following obligations are included in borrowed funds in the table above.

	Currency of Borrowing	Maturity	2007	2006

Encumbrances on real estate	Cdn. dollars	2008-2016	$188	$112
	U.S. dollars	2008-2014	147	102

Total borrowed funds			$335	$214

As at December 31, 2007, aggregate maturities of encumbrances on real estate are as follows:

Year	Amount

2008	$38
2009	17
2010	63
2011	67
2012	72
Thereafter	78

Total	$335

Interest expense for the borrowed funds was $16, $15 and $19 for 2007, 2006 and 2005, respectively.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11. Other Liabilities (Cont’d)
D) SENIOR UNSECURED FINANCING
On November 8, 2007, a variable interest entity consolidated by the Company issued a U.S. $1,000 variable principal floating rate certificate (the Certificate) to a financial institution (the Lender). At the same time, Sun Life Assurance Company of Canada-U.S. Operations Holdings, Inc. (U.S. Holdings), a subsidiary of SLF Inc., entered into an agreement with the Lender, pursuant to which U.S. Holdings will bear the ultimate obligation to repay the outstanding principal amount of the Certificate and be obligated to make quarterly interest payments at three month LIBOR plus a fixed spread.
The maximum capacity of this agreement is U.S. $2,500. The agreement expires on November 8, 2037 and the maturity date may be extended annually for an additional one-year period upon the mutual agreement of the parties, provided such date is not beyond November 8, 2067.
The agreement could be cancelled or unwound at the option of U.S. Holdings in whole or in part from time to time, or in whole under certain events. If the agreement is cancelled before November 8, 2015, U. S. Holdings may be required to pay a make-whole amount based on the present value of expected quarterly payments between the cancellation date and November 8, 2015.
For the year ended December 31, 2007, the Company recorded $9 of interest expense relating to this obligation.
12. Subordinated Debt
The following obligations are included in subordinated debt and qualify as capital for Canadian regulatory purposes:

		Interest
	Currency	Rate	Maturity	2007	2006

Subordinated debentures(1)	Cdn. dollars	6.65%	2015	$300	$300
Subordinated debentures (2)	Cdn. dollars	6.15%	2022	799	799
Subordinated debentures (3)	Cdn. dollars	6.30%	2028	150	150
Subordinated debentures	Cdn. dollars	5.40%	2042	398	—
Subordinated notes(4)	U.S. dollars	6.63%	2007	—	32
Subordinated notes	U.S. dollars	7.25%	2015	149	175

Total				$1,796	$1,456

Fair value				$1,849	$1,591

(1)	After October 12, 2010, interest is payable at 1% over the 90-day Bankers’ Acceptance Rate. Redeemable in whole or in part at any time prior to October 12, 2010. On or after October 12, 2010, redeemable in whole on interest payment date.

(2)	After June 30, 2012, interest is payable at 1.54% over the 90-day Bankers’ Acceptance Rate. Redeemable in whole or in part at any time.

(3)	Redeemable in whole or in part at any time.

(4)	Matured on December 15, 2007.
Fair value is based on market prices for the same or similar instruments as appropriate. Interest expense on subordinated debt was $105, $93 and $96 for 2007, 2006 and 2005, respectively.
On May 29, 2007, SLF Inc. issued $400 principal amount of Series 2007-1 Subordinated Unsecured 5.40% Fixed/Floating Debentures due in 2042. These debentures bear interest at a fixed rate of 5.40% per annum payable semi-annually until May 29, 2037, and at a variable rate equal to the Canadian dollar offered rate for three months’ bankers’ acceptances plus 1% thereafter until maturity on May 29, 2042. SLF Inc. may redeem the debentures at the greater of par or the Canada yield price prior to May 29, 2037 and at par on or after May 29, 2037, together with the unpaid and accrued interest.
SUBSEQUENT EVENT
On January 30, 2008 SLF Inc issued $400 principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures due in 2023. The proceeds will be used for general corporate purposes, including investments in subsidiaries.

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
13. Non-controlling Interests in Subsidiaries
Non-controlling interests in subsidiaries on the consolidated balance sheets and non-controlling interests in net income of subsidiaries on the consolidated statements of operations consists of non-controlling interests in MFS and McLean Budden Limited in 2007 and 2006. In 2005, non-controlling interests in net income of subsidiaries included non-controlling interests in MFS and McLean Budden Limited of $20 and $3 of dividends on Class E Preferred Shares of Sun Life Assurance. Sun Life Assurance redeemed its Class E Preferred Shares on June 30, 2005, at $25 per share for a total of $150, excluding declared dividends also paid on redemption.
14. Share Capital and Shares Purchased for Cancellation
A) SHARE CAPITAL
The authorized share capital of SLF Inc. consists of the following:
•	An unlimited number of common shares without nominal or par value. Each common share is entitled to one vote at meetings of the shareholders of SLF Inc. There are no pre-emptive, redemption, purchase or conversion rights attached to the common shares.

•	An unlimited number of Class A and Class B non-voting preferred shares, issuable in series. The Board is authorized before issuing the shares, to fix the number, the consideration per share, the designation of, and the rights and restrictions of the Class A and Class B shares of each series, subject to the special rights and restrictions attached to all the Class A and Class B shares. The Board has authorized five series of Class A non-voting preferred shares.
The changes and the number of shares issued and outstanding are as follows:

	2007		2006		2005
	Number		Number		Number
	of Shares	Amount	of Shares	Amount	of Shares	Amount

Preferred shares (in millions of shares)
Balance, January 1	51	$1,250	29	$712	—	$—
Preferred shares issued, Class A, Series 1	—	—	—	—	16	400
Preferred shares issued, Class A, Series 2	—	—	—	—	13	325
Preferred shares issued, Class A, Series 3	—	—	10	250	—	—
Preferred shares issued, Class A, Series 4	—	—	12	300	—	—
Preferred shares issued, Class A, Series 5	10	250	—	—	—	—
Issuance costs, net of taxes	—	(5)	—	(12)	—	(13)

Balance, December 31	61	$1,495	51	$1,250	29	$712

Common shares (in millions of shares)
Balance, January 1	572	$7,082	582	$7,173	592	$7,238
Stock options exercised (Note 17)	2	66	2	73	3	99
Common shares purchased for cancellation	(10)	(115)	(12)	(164)	(13)	(164)

Balance, December 31	564	$7,033	572	$7,082	582	$7,173

On February 2, 2007, SLF Inc. issued $250 Class A non-cumulative Preferred Shares Series 5, at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.281 per share, yielding 4.50% annually. Underwriting commissions of $5 (net of taxes of $4) were deducted from preferred shares in the consolidated statements of equity. Subject to regulatory approval, on or after March 31, 2012, SLF Inc. may redeem these shares in whole or in part at a declining premium.
On October 10, 2006, SLF Inc. issued $300 Class A non-cumulative Preferred Shares Series 4 at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.278 per share, yielding 4.45% annually. Subject to regulatory approval, on or after December 31, 2011, SLF Inc. may redeem these shares in whole or in part at a declining premium. On January 13, 2006, SLF Inc. issued $250 Class A non-cumulative Preferred Shares Series 3 at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.278 per share, yielding 4.45% annually. Subject to regulatory approval, on or after March 31, 2011, SLF Inc. may redeem these shares in whole or in part at a declining premium. Underwriting commissions of $12 (net of taxes of $6) related to the 2006 preferred share issuances were deducted from preferred shares in the consolidated statements of equity.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
14. Share Capital and Shares Purchased for Cancellation (Cont’d)
On July 15, 2005, SLF Inc. issued $325 of Class A non-cumulative Preferred Shares Series 2 at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.30 per share, yielding 4.8% annually. Subject to regulatory approval, on or after September 30, 2010, SLF Inc. may redeem these shares in whole or in part at a declining premium. On February 25, 2005, SLF Inc. issued $400 of Class A non-cumulative Preferred Shares Series 1 at $25 per share. Holders are entitled to receive a non-cumulative quarterly dividend of $0.297 per share, yielding 4.75% annually. Subject to regulatory approval, on or after March 31, 2010, SLF Inc. may redeem these shares, in whole or in part, at a declining premium. Underwriting commissions of $13 (net of taxes of $7) related to the 2005 preferred share issuances were deducted from preferred shares in the consolidated statements of equity.
B) SHARES PURCHASED FOR CANCELLATION
SLF Inc. has purchased and cancelled common shares under several normal course issuer bid programs. Under each of these programs, SLF Inc. was authorized to purchase, for cancellation, through the facilities of the Toronto Stock Exchange (TSX), approximately 5% of its issued and outstanding common shares at that time. The time periods covered, and the maximum number of shares that could be repurchased under these programs are as follows:

Period Covered	Maximum Shares Authorized for Purchase

January 12, 2004 to January 11, 2005	30 million
January 12, 2005 to January 11, 2006	30 million
January 12, 2006 to January 11, 2007	29 million
January 12, 2007 to January 11, 2008	29 million
SLF Inc. also purchased and cancelled common shares pursuant to private agreements between SLF Inc. and an arms length third-party seller (the Private Purchases) between December 12 and December 31, 2007. Under these Private Purchases, SLF Inc. could purchase up to 2.55 million of its common shares. The shares purchased for cancellation were included in the calculation of the maximum number of common shares that could be purchased under the normal course issuer bid program that covers the period from January 12, 2007 to January 11, 2008.
Amounts repurchased under these programs are as follows:

	2007	2006	2005

Number of shares repurchased (in millions)	10	12	13
Amount (1)	$502	$575	$544
Average price per share	$51.18	$46.31	$41.10

(1)	The total amount repurchased is allocated to common shares and retained earnings in the consolidated statements of equity. The amount recorded to common shares is based on the average cost per common share.
SUBSEQUENT EVENT
On January 10, 2008, SLF Inc. announced a new normal course issuer bid that commenced on January 12, 2008 and continues until January 11, 2009. Under this program, SLF Inc. may purchase, for cancellation, up to 20 million common shares, representing approximately 3.5% of the amount outstanding on January 10, 2008.
15. Operating Expenses
Operating expenses consist of the following:

	2007	2006	2005

Compensation costs	$1,898	$1,851	$1,769
Premises and equipment costs	265	259	287
Restructuring and other related charges	—	1	10
Capital asset depreciation and amortization (Note 8)	62	67	63
Other (1)	1,035	850	792

Total operating expenses	$3,260	$3,028	$2,921

(1)	Includes the write-down of the brand name intangible asset of $52 as described in Note 7.

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
16. Earnings Per Share
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	2007	2006	2005

Common shareholders’ net income	$2,219	$2,089	$1,843
Less: Effect of stock options of subsidiaries (1)	20	11	5

Common shareholders’ net income on a diluted basis	$2,199	$2,078	$1,838

Weighted average number of shares outstanding for basic earnings per share (in millions)	569	577	587
Add: Adjustments relating to the dilutive impact of stock options (2)	3	3	3

Weighted average number of shares outstanding on a diluted basis (in millions)	572	580	590

(1)	A subsidiary of SLF Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests, and therefore, a reduction in common shareholders’ net income.

(2)	The effect of stock options is calculated based on the treasury stock method requirements, which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of SLF Inc. are included in the adjustment relating to the dilutive impact of stock options.
17. Stock-Based Compensation
A) STOCK OPTION PLANS
SLF Inc. granted stock options to certain employees and directors under the Executive Stock Option Plan and the Director Stock Option Plan and to all eligible employees under the Special 2001 Stock Option Award Plan. These options are granted at the closing price of the common shares on the TSX on the trading day preceding the grant date. The options granted under the stock option plans will vest at various times: over a four-year period under the Executive Stock Option Plan with the exception of two special grants with a five-year period; two years after the grant date under the Special 2001 Stock Option Award Plan; and over a two-year period under the Director Stock Option Plan. All options have a maximum exercise period of 10 years. The maximum number of common shares that may be issued under the Executive Stock Option Plan, the Special 2001 Stock Option Award Plan and the Director Stock Option Plan are 29,525,000 shares, 1,150,000 shares and 150,000 shares, respectively. Effective April 2, 2003, further grants under the SLF Inc. Director Stock Option Plan were discontinued.
The activities in the stock option plans for the years ended December 31 are as follows:

	2007		2006		2005
	Number of	Weighted	Number of	Weighted	Number of	Weighted
	Stock Options	Average	Stock Options	Average	Stock Options	Average
	(Thousands)	Exercise Price	(Thousands)	Exercise Price	(Thousands)	Exercise Price

Balance, January 1	9,138	$32.58	10,049	$28.95	12,457	$26.90
Granted	1,261	52.55	1,460	49.29	1,339	40.80
Exercised	(2,075)	27.45	(2,228)	26.57	(2,999)	26.11
Forfeited	(156)	46.04	(143)	37.47	(748)	25.61

Balance, December 31	8,168	$35.98	9,138	$32.58	10,049	$28.95

Exercisable, December 31	5,333	$29.19	5,909	$28.39	5,750	$27.59

The aggregate intrinsic value, which is the difference between the market price of an SLF Inc. common share and the exercise price of the stock option, for options exercisable as at December 31, 2007 is $141. The aggregate intrinsic value of options exercised in 2007 was $51 ($48 and $49 for 2006 and 2005, respectively). As at December 31, 2007, the number of stock options vested and expected to vest at the end of the relevant vesting period is 7,814 thousand. The aggregate intrinsic value of the options vested and expected to vest is $159, with a weighted average exercise price of $35.35 and a weighted average remaining term to maturity of 5.88 years.
Compensation cost and the tax benefits recorded as well as the tax benefit realized for stock options are shown in the following table. For the options issued prior to January 1, 2002, and valued using the intrinsic value method, no compensation expense was recognized as the option’s exercise price was not less than the market price of the underlying stock on the day of grant.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17. Stock-Based Compensation (Cont’d)

	2007	2006	2005

Compensation expense recorded	$10	$13	$9
Income tax benefit on expense recorded	$1	$1	$1
Income tax benefit realized on exercised options	$4	$6	$4
The unrecognized compensation cost, adjusted for an estimate of future forfeitures, for non-vested stock options as at December 31, 2007 was $3. The weighted average recognition period over which this compensation cost is expected to be recognized is 2.7 years.
The stock options outstanding and exercisable as at December 31, 2007, by exercise price, are as follows:

	Options Outstanding			Options Exercisable
		Weighted Average			Weighted Average
	Number of	Remaining	Weighted	Number of	Remaining	Weighted
Range of	Stock Options	Contractual	Average	Stock Options	Contractual	Average
exercise prices	(Thousands)	Life (Years)	Exercise Price	(Thousands)	Life (Years)	Exercise Price

$17.00 to $24.00	1,626	4.23	$19.25	1,626	4.23	$19.25
$25.00 to $30.00	1,640	4.26	28.31	1,622	4.22	28.32
$31.00 to $35.00	1,141	4.12	32.85	1,138	4.11	32.84
$36.00 to $45.00	1,228	7.00	40.47	622	6.83	40.23
$46.00 to $53.00	2,533	8.64	50.91	325	8.05	48.79

	8,168	6.00	$35.98	5,333	4.75	$29.19

The weighted average fair values of the stock options, calculated using the Black-Scholes option-pricing model, granted during the year ended December 31, 2007, was $8.73 ($8.40 and $8.31 for 2006 and 2005, respectively). The Black-Scholes option-pricing model used the following assumptions to determine the fair value of options granted during the year:

Weighted average assumptions	2007	2006	2005

Risk-free interest rate	4.1%	4.1%	4.3%
Expected volatility	16.0%	16.0%	20.0%
Expected dividend yield	2.4%	2.2%	2.4%
Expected life of the option (in years)	5.6	5.6	5.6
Expected volatility is based on historical volatility of the Company’s stock, implied volatilities from traded options on the Company’s stock and other factors. The expected term of options granted is derived based on historical employee exercise behaviour and employee termination experience. The risk-free rate for periods within the expected term of the option is based on Canadian government bond yield curve in effect at the time of grant.
B) EMPLOYEE SHARE OWNERSHIP PLAN
In Canada, the Company matches eligible employees’ contributions to the Sun Life Financial Employee Stock Plan (Plan). The match is provided for employees who have met two years of employment eligibility and is equal to 50% of the employee’s contributions up to 5% of an employees annual compensation. The match is further capped by a one thousand five hundred dollar annual maximum. Employees may elect to contribute from 1% to 20% of their target annual compensation to the Plan. The Company’s contributions vest immediately and are expensed.
C) OTHER STOCK-BASED COMPENSATION PLANS
All other stock-based compensation plans use notional units that are valued based on SLF Inc.’s common share price on the TSX. Any fluctuation in SLF Inc.’s common share price changes the value of the units, which affects the Company’s stock-based compensation expense. Upon redemption of these units, payments are made to the employees with a corresponding reduction in the accrued liability. The Company uses equity swaps and forwards to hedge its exposure to variations in cash flows due to changes in SLF Inc.’s common share price for all of these plans.
Details of these plans are as follows:
Senior Executives’ Deferred Share Unit (DSU) Plan: Under the DSU plan, designated executives may elect to receive all or a portion of their annual incentive award in the form of DSUs. Each DSU is equivalent to one common share and earns dividend equivalents in the

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17. Stock-Based Compensation (Cont’d)
form of additional DSUs at the same rate as the dividends on common shares. The designated executives must elect to participate in the plan prior to the beginning of the plan year and this election is irrevocable. Awards generally vest immediately; however, participants are not permitted to redeem the DSUs until termination, death or retirement. The value at the time of redemption will be based on the fair value of the common shares immediately before their conversion.
Restricted Share Unit (RSU) Plan: Under the RSU plan, participants are granted units that are equivalent to one common share and have a fair market value of a common share on the date of grant. Plan participants must generally hold RSUs for 36 months from the date of grant. RSUs earn dividend equivalents in the form of additional RSUs at the same rate as the dividends on common shares. The redemption value is the fair value of an equal number of common shares.
Performance Share Unit (PSU) Plan: Under the PSU plan, participants are granted units that are the equivalent to one common share and have a fair market value of a common share on the date of grant. Plan participants must hold PSUs for 36 months from the date of grant. PSUs earn dividend equivalents in the form of additional PSUs at the same rate as the dividends on common shares. No PSUs will vest or become payable unless the Company meets its threshold targets with respect to specified performance targets. The plan provides for an enhanced payout if the Company achieves superior levels of performance to motivate participants to achieve a higher return for shareholders. Payments to participants are based on the number of PSUs earned multiplied by the fair value of the common shares at the end of the three-year performance period.
Additional information for other stock-based compensation plans: The activities in these plans and the liabilities accrued on the balance sheet are summarized in the following table.

Number of units (in thousands)	DSUs	RSUs	PSUs	Total

Units outstanding December 31, 2005	587	2,080	461	3,128
Units outstanding December 31, 2006	588	2,138	611	3,337
Units outstanding December 31, 2007	554	1,809	515	2,878

Liability accrued as at December 31, 2007	$30	$62	$18	$110
Compensation cost and the tax benefits recorded as well as the tax benefits realized for other stock-based compensation plans are shown in the following table. Since expenses for the DSUs are accrued as part of incentive compensation in the year awarded, the expenses below do not include these accruals. The expenses presented in the following table include increases in the liabilities for DSUs, RSUs and PSUs due to changes in the fair value of the common shares of SLF Inc. and the accruals of the RSU and PSU liabilities over the vesting period, and exclude any reduction in expenses due to the impact of hedging.

	2007	2006	2005

Compensation expense recorded	$49	$50	$46
Income tax benefit on expense recorded	$17	$17	$16
The unrecognized liability and compensation cost for other stock-based compensation plan units outstanding as at December 31, 2007, including an adjustment for expected future forfeitures, as at December 31, 2007 was $43. The weighted average recognition period over which this compensation cost is expected to be recognized is 1.81 years. The unrecognized compensation cost and weighted average recognition period includes only costs related to the RSUs and PSUs since DSUs are vested at the date of grant. The Company paid $63 related to the liabilities of these plans in 2007 ($27 and $1 for 2006 and 2005, respectively).
D) STOCK-BASED COMPENSATION PLANS OF A SUBSIDIARY
A subsidiary of the Company grants stock options exercisable for shares of the subsidiary, restricted shares of the subsidiary and restricted share units (RSUs). Restricted share awards were granted in 2007, 2006 and 2005 and under the terms of this plan, shares are granted but vesting requirements must be met in order for employees to have full ownership rights to these shares. Dividends are paid to restricted share holders and are not forfeited in the event that the award does not ultimately vest. The restricted stock awards vest over a four or five-year period. The stock options granted in 2007, 2006 and 2005 vest over a four-year period. The RSUs granted in 2007 vest over a two-year period from the grant date and RSU holders are entitled to receive non-forfeitable dividend equivalent payments over the vesting period. The RSUs are settled in cash upon vesting, while the stock options and restricted stock awards are settled in shares of the subsidiary. The outstanding awards and related operating expenses in the consolidated statements of operations for these awards are as follows:

	2007	2006	2005

Awards outstanding (in thousands)	151	172	192
Expense recorded	$37	$17	$13
Income tax benefit recorded	$14	$6	$5

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
18. Income Taxes
In the consolidated statements of operations, the income tax expense for the Company’s worldwide operations has the following components:

	2007	2006	2005

Canadian income tax expense (benefit):
Current	$(89)	$418	$127
Future	135	(271)	151

Total	46	147	278

Foreign income tax expense (benefit):
Current	158	306	327
Future	318	(64)	(74)

Total	476	242	253

Total income taxes expense	$522	$389	$531

The after-tax undistributed earnings of most non-Canadian subsidiaries would be taxed only upon their repatriation to Canada. The Company recognizes a future tax liability, if any, on these undistributed earnings to the extent that management expects they will be repatriated in the foreseeable future. To the extent repatriation of such earnings is not currently planned, the Company has not recognized the future tax liability. If the undistributed earnings of all non-Canadian subsidiaries not currently planned were repatriated, additional taxes that would be payable are estimated to be $134 as at December 31, 2007 ($105 and $75 in 2006 and 2005, respectively).
The Company’s effective worldwide income tax rate differs from the combined Canadian federal and provincial statutory income tax rate, as follows:

	2007		2006		2005

		%		%		%
Total net income	$2,290		$2,144		$1,876
Add: Income taxes expense	522		389		531
Non-controlling interests in net income of subsidiaries	35		27		23

Total net income before income taxes and non-controlling interests in net income of subsidiaries	$2,847		$2,560		$2,430

Taxes at the combined Canadian federal and provincial statutory income tax rate	$996	35.0	$896	35.0	$850	35.0
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(250)	(8.8)	(239)	(9.3)	(148)	(6.1)
Tax (benefit) cost of unrecognized losses	19	0.6	(41)	(1.6)	(35)	(1.5)
Tax exempt investment income	(155)	(5.4)	(179)	(7.0)	(116)	(4.8)
Changes to statutory income tax rates	(86)	(3.0)	(41)	(1.6)	—	—
Other	(2)	(0.1)	(7)	(0.3)	(20)	(0.7)

Company’s effective worldwide income taxes	$522	18.3	$389	15.2	$531	21.9

During 2007 and 2006, the Canadian federal government and certain provinces reduced corporate income tax rates for years after 2007. The statutory income tax rate will decline gradually to 28% in 2012 as these rate reductions become effective. This reduction requires the Company to review its Canadian future tax liability on an ongoing basis. The re-measure in 2007 and 2006 impacted both the business attributable to participating policyholders and shareholders. The participating policyholders’ benefited by $32 ($36 in 2006), while the increase to shareholders’ income amounted $54 ($5 in 2006).
The Company has accumulated tax losses, primarily in the United Kingdom, totalling $572 ($837 in 2006). The benefit of these tax losses has been recognized to the extent that they are more likely than not to be realized in the amount of $95 ($155 in 2006) in future income taxes. The Company will realize this benefit in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit the Company’s ability to utilize these losses.

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
18. Income Taxes (Cont’d)
The following are the future tax assets and liabilities in the consolidated balance sheets by source of temporary differences:

	2007		2006

	Assets	Liabilities	Assets	Liabilities

Investments	$(27)	$1,257	$61	$272
Actuarial liabilities	261	(464)	123	(7)
Deferred acquisition costs	144	(199)	325	—
Losses available for carry forward	6	(111)	216	(15)
Other	3	82	99	(24)

	387	565	824	226

Valuation allowance	(5)	17	(77)	—

Total	$382	$582	$747	$226

Future income taxes are the result of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the recognized tax effects in the consolidated statements of operations are as follows:

	2007	2006	2005

Investments	$(524)	$14	$(107)
Actuarial liabilities	883	(101)	68
Deferred acquisition costs	(67)	(45)	2
Losses (incurred) utilized	(3)	(75)	10
Other	164	(128)	104

Future income tax expense (benefit)	$453	$(335)	$77

19. Income Taxes Included in OCI
OCI included on the consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of OCI for the year ended December 31:

2007

Unrealized foreign currency gains and losses on net investment hedges	$13
Unrealized gains and losses on available-for-sale assets	21
Reclassifications to net income for available-for-sale assets	29
Unrealized gains and losses on cash flow hedging instruments	28
Reclassifications to net income for cash flow hedges	4

Total income taxes benefit (expense) included in OCI	$95

20. Commitments, Guarantees and Contingencies
A) LEASE COMMITMENTS
The Company leases offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases are as follows:

	2008	2009	2010	2011	2012	Thereafter

Future rental payments	$88	$79	$68	$52	$46	$75

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
20. Commitments, Guarantees and Contingencies (Cont’d)
B) CONTRACTUAL COMMITMENTS
In the normal course of business, various contractual commitments are outstanding, which are not reflected in the Consolidated Financial Statements. As at December 31, 2007, there were outstanding contractual commitments with original maturities that were scheduled to expire as follows:

	30 Days	31 to 366 Days	2009 or Later	Total

Contractual commitments	$285	$800	$724	$1,809

In addition to the loan commitments for bonds and mortgages included in Note 6A, the above commitments include equity and real estate commitments.
C) LETTERS OF CREDIT
The Company issues commercial letters of credit in the normal course of business. As at December 31, 2007, letters of credit in the amount of $373 are outstanding.
D) INDEMNITIES
In the normal course of its business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, trade-mark licensing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, financing agreements and service agreements. These agreements may require the Company to compensate the counterparties for damages, losses, or costs incurred by the counterparties as a result of breaches in representation, changes in regulations (including tax matters) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The Company has also agreed to indemnify its directors and certain of its officers and employees in accordance with the Company’s by-laws. These indemnification provisions will vary based upon the nature and terms of the agreements. In many cases, these indemnification provisions do not contain limits on the Company’s liability, and the occurrence of contingent events that will trigger payment under these indemnities is difficult to predict. As a result, the Company cannot estimate its potential liability under these indemnities. The Company believes that the likelihood of conditions arising that would trigger these indemnities is remote and, historically, the Company has not made any significant payment under such indemnification provisions.
In certain cases, the Company has recourse against third parties with respect to the aforesaid indemnities, and the Company also maintains insurance policies that may provide coverage against certain of these claims.
Guarantees made by the Company that can be quantified are included in Note 6A.
E) GUARANTEES OF SUN LIFE ASSURANCE PREFERRED SHARES AND SUBORDINATED DEBENTURES
On November 15, 2007, SLF Inc. provided a full and unconditional guarantee of the following subordinated debentures issued by Sun Life Assurance: the $150 of 6.30% subordinated debentures due 2028, the $300 of 6.65% subordinated debentures due 2015, and the $800 of 6.15% subordinated debentures due 2022. All of the subordinated debentures were held by external parties. On that date, SLF Inc. also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. Claims under the guarantee of the subordinated debentures will rank equally with all other subordinated indebtedness of SLF Inc. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
20. Commitments, Guarantees and Contingencies (Cont’d)
The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

			Other
		Sun Life	Subsidiaries of
	SLF Inc.	Assurance	SLF Inc.	Consolidation	SLF Inc.
	(Unconsolidated)	(Consolidated)	(Combined)	Adjustments	(Consolidated)

2007
Revenue	$217	$15,154	$6,445	$(628)	$21,188
Shareholders’ net income	$2,288	$1,389	$858	$(2,247)	$2,288

2006
Revenue	$112	$16,424	$8,347	$(596)	$24,287
Shareholders’ net income	$2,137	$1,411	$728	$(2,139)	$2,137

2005
Revenue	$17	$15,071	$7,203	$(373)	$21,918
Shareholders’ net income	$1,867	$1,319	$567	$(1,886)	$1,867

			Other
		Sun Life	Subsidiaries of
	SLF Inc.	Assurance	SLF Inc.	Consolidation	SLF Inc.
	(Unconsolidated)	(Consolidated)	(Combined)	Adjustments	(Consolidated)

2007
Invested assets	$20,352	$77,928	$23,586	$(18,846)	$103,020
Total other assets	$5,798	$9,505	$10,925	$(14,957)	$11,271
Actuarial and other policy liabilities	$—	$64,502	$15,175	$153	$79,830
Total other liabilities	$9,028	$13,049	$13,359	$(18,192)	$17,244

2006
Invested assets	$20,303	$76,211	$28,130	$(18,445)	$106,199
Total other assets	$3,257	$10,865	$9,439	$(11,929)	$11,632
Actuarial and other policy liabilities	$—	$60,182	$19,877	$977	$81,036
Total other liabilities	$6,468	$17,138	$11,701	$(15,696)	$19,611
F) LEGAL AND REGULATORY PROCEEDINGS
SLF Inc. and its subsidiaries are regularly involved in legal actions, both as a defendant and as a plaintiff. In addition, government and regulatory bodies in Canada, the United States, the United Kingdom and Asia, including provincial and state regulatory bodies, state attorneys general, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and Canadian securities commissions, from time to time make inquiries and require the production of information or conduct examinations concerning compliance by SLF Inc. and its subsidiaries with insurance, securities and other laws. Management does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition or results of operations.
Additional information concerning these and related matters is provided in SLF Inc.’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2007, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
G) PROVISIONS IN THE UNITED KINGDOM
The Company’s United Kingdom operations continue to be subject to regulatory overview in the United Kingdom, including the handling of complaints about mortgage endowments. Endowment policies were sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The Company has regularly engaged in discussions with U.K. regulators with respect to these policies and other matters.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
21. Pension Plans and Other Post-Retirement Benefits
The following tables set forth the status of the defined benefit pension and other post-retirement benefit plans.

	Pension		Post-Retirement
	2007	2006	2007	2006

Change in projected benefit obligation:
Projected benefit obligation, January 1	$2,643	$2,490	$328	$338
Change in January 1 balance due to acquisition	—	—	5	—
Service cost	53	56	7	9
Interest cost	128	124	15	17
Actuarial losses (gains)	(159)	(25)	(23)	(27)
Benefits paid	(104)	(100)	(10)	(9)
Curtailments, settlements and plan amendments	4	7	(64)	—
Effect of changes in currency exchange rates	(139)	91	(9)	—

Projected benefit obligation, December 31(1), (2)	$2,426	$2,643	$249	$328

Accumulated benefit obligation, December 31(3)	$2,213	$2,387

Change in plan assets:
Fair value of plan assets, January 1	$2,502	$2,264	$—	$—
Net actual return on plan assets	122	242	—	—
Employer contributions	16	17	11	11
Benefits paid	(104)	(100)	(11)	(11)
Effect of changes in currency exchange rates	(143)	79	—	—

Fair value of plan assets, December 31(1)	$2,393	$2,502	$—	$—

Net funded status, December 31	$(33)	$(141)	$(249)	$(328)
Unamortized net actuarial loss	319	474	22	49
Unamortized past service cost	12	14	(50)	(20)
Unamortized transition asset	(72)	(92)	(6)	(7)
Contributions (transfers), October 1 to December 31(1)	(1)	(1)	1	1

Accrued benefit asset (liability), December 31(1)	$225	$254	$(282)	$(305)

Balance sheet classification of accrued benefit asset (liability), December 31:
Other assets	$422	$454	$—	$—
Other liabilities	$197	$200	$282	$305

Pension plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	$778	$1,539

Plan assets	$553	$1,264

Weighted average assumptions:

	Pensions		Post-retirement
	To measure benefit	To measure the net	To measure benefit	To measure the net
	obligation as of the plans’	benefit costs or	obligation as of the plans’	benefit costs or
	measurement date(1)	income for the period	measurement date(1)	income for the period

Discount rate	5.5%	5.2%	5.4%	5.1%
Expected long-term rate of return on plan assets	7.0%	7.5%
Rate of compensation increase	3.7%	3.7%

(1)	The measurement date for most of the plans in the United States is September 30. For all other defined benefit plans, the measurement date is December 31. For plans with a September 30 measurement date, contributions from October 1 to December 31 are reflected in the balance sheet for the current year but excluded from the September 30 plan asset balance.

(2)	The date of the most recent actuarial valuation for funding purposes was January 1, 2007. The date of the next required actuarial valuation for funding purposes is January 1, 2008 for the plans in the United States and Philippines. The required date for the United Kingdom plans is December 31, 2008, and January 1, 2010 for the Canadian plans.

(3)	The accumulated benefit obligation is smaller than the projected benefit obligation since it does not recognize projected future compensation increases.

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
21. Pension Plans and Other Post-Retirement Benefits (Cont’d)
Discount rate, return on plan assets and rate of compensation increase:
The major economic assumptions which are used in determining the actuarial present value of the accrued benefit obligations vary by country. In determining the discount rate for the Canadian plans, a yield curve for long-term Corporate “AA” bonds is developed from the Government of Canada yield curve by adding an appropriate adjustment to reflect the risk characteristics of high-quality Corporate bonds. This curve is then used to calculate a level discount rate by reference to the spot yields on high-quality, non-callable, zero-coupon Corporate bonds with maturities that match the estimated benefit cash flows for the plan.
In determining the discount rate for the plans in the United States, a benchmark rate is used by referencing various published indexes such as the Merrill Lynch 10+ High Quality Index, 30-year Treasury Bonds, Moody’s Aa, and Moody’s Baa. The discount rate assumption is selected after considering the projected cash flows paid from the Company’s U.S. benefit plans based on plan demographics, plan provisions, and the economic environment as of the measurement date.
The assumed rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions by asset class and is selected from a range of possible future asset returns.
The rate of compensation increase is a long-term rate based on current expectations of future pay increases.

	Pension			Post-Retirement(1)
	2007	2006	2005	2007	2006	2005

Components of defined benefit cost recognized:
Service cost, curtailments and settlements	$53	$56	$56	$(7)	$9	$7
Plan amendments	4	8	—	(64)	—	(4)
Interest cost	128	124	123	15	17	17
Actual return on plan assets	(122)	(242)	(231)	—	—	—
Actuarial losses (gains)	(159)	(25)	341	(23)	(27)	39

Benefit cost before adjustments to recognize the long-term nature of defined benefit plans	$(96)	$(79)	$289	$(79)	$(1)	$59

Adjustments to recognize the long-term nature of defined benefit plans:
Difference between expected and actual return on plan assets for year	$(41)	$73	$71	$—	$—	$—
Difference between actuarial losses (gains) recognized and actual actuarial losses (gains) on accrued benefit obligation for year	189	55	(342)	25	31	(37)

Difference between amortization of past service costs for year and actual plan amendments for year	1	(7)	1	45	(2)	2
Amortization of transition obligation (asset)	(18)	(17)	(19)	(2)	(2)	(2)

Total adjustments to defer costs to future periods	$131	$104	$(289)	$68	$27	$(37)

Total benefit cost recognized	$35	$25	$—	$(11)	$26	$22

(1)	The assumed medical cost trend rate used in measuring the accumulated post-retirement benefits obligation in Canada in 2007 was 10%, decreasing by 0.5% each year to an ultimate rate of 5.5% per year. In the United States in 2007, the assumed rate was 9%, decreasing evenly to 5% by 2013, and remaining at that level thereafter. The assumed dental cost trend rate is 4.5% in Canada and 5% in the United States.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
21. Pension Plans and Other Post-Retirement Benefits (Cont’d)
Health care cost calculations are based on trend rate assumptions which may differ from actual results. Changes in trend rate assumptions by 1% in either direction will change the health care cost as follows:

	1%
	Increase	Decrease

Effect on post-retirement benefit obligations	$23	$(21)
Effect on aggregated service and interest costs	$2	$(2)
Composition of fair value of plan assets, December 31:

	2007	2006

Equity investments	43%	51%
Fixed income investments	44%	41%
Real estate investments	4%	3%
Other	9%	5%

Total composition of fair value of plan assets	100%	100%

Target allocation of plan assets, December 31:

	2007	2006

Equity investments	42%	46%
Fixed income investments	45%	45%
Real estate investments	5%	5%
Other	8%	4%

Total	100%	100%

The assets of the defined benefit pension plans are primarily held in trust for plan members, and are managed within the provisions of the plans’ investment policies and procedures. Diversification of the investments is used to minimize credit, market and foreign currency risks. Due to the long-term nature of the pension obligations and related cash flows, asset mix decisions are based on long-term market outlooks within the specified tolerance ranges. The long-term investment objectives of the defined benefit pension plans are to exceed the real rate of investment return assumed in the actuarial valuation of plan liabilities. Over shorter periods, the objective of the defined benefit pension plans is to exceed the average market returns of a well-diversified portfolio. Liquidity is managed with consideration to the cash flow requirements of the liabilities.
Permitted investments of the defined benefit pension plans include guaranteed funds, annuities, and pooled and non-pooled variable accumulation funds in addition to any other investment vehicle approved by the plan sponsors that is eligible under pension regulations. The policy statement for each fund or manager mandate either prohibits, or permits, within specified constraints, the use of derivative instruments such as options and futures. The use of derivative instruments is limited to unleveraged substitution and hedging strategies. The defined benefit pension plans may not invest in securities of a related party or lend to any related party unless such securities are publicly traded and selected by the manager, acting independently on behalf of all that manager’s discretionary accounts or pooled funds, which have mandates similar to that of the Company’s defined benefit pension plans.
The following tables set forth the expected contributions and expected future benefit payments of the defined benefit pension and other post-retirement benefit plans.

		Post-
	Pension	Retirement	Total

Expected contributions for the next 12 months	$21	$13	$34

Expected future benefit payments
						2013
	2008	2009	2010	2011	2012	-2017

Pension	$85	$91	$95	$99	$108	$631
Post-retirement	13	13	14	15	15	84

Total	$98	$104	$109	$114	$123	$715

The total contribution made by the Company to defined contribution plans was $52 in 2007, $51 in 2006 and $38 in 2005.

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
22. Foreign Exchange Gain (Loss)
The net foreign exchange loss of $3, equivalent to the proportionate amount of the foreign exchange loss accumulated in the unrealized foreign currency translation gains (losses) from its self-sustaining foreign operations, was recognized in net investment income for the year ended December 31, 2007 (gains of $4 in 2006 and $22 in 2005, respectively). The foreign exchange gain amount recognized in 2005 includes an amount of $74 recognized as a result of the reduction of the Company’s net investment in its United Kingdom self-sustaining foreign operation of 450 U. K. Pounds and the foreign exchange loss from the disposal of Cuprum of $52 as described in Note 3.
23. Related Party Transactions
Transactions between SLF Inc. and its subsidiaries, which are related parties of SLF Inc., have been eliminated on consolidation and are not disclosed in this note.
The Company receives distribution fees from CI Investments Inc. for sales of its products by agents licensed through the Company. Distribution fees for the year ended December 31, 2007 of $144 ($127 and $111 in 2006 and 2005, respectively) are included in fee income in the consolidated statements of operations.
24. Variable Interest Entities
The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) where the Company does not have a controlling financial interest, including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment, and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $369, which is the carrying amount of these assets.
In the fourth quarter of 2007, a subsidiary of the Company obtained external funding (as described in Note 11D) for excess U.S. statutory actuarial reserves attributable to specific blocks of universal life policies through the use of a VIE. The subsidiary of the Company consolidates this VIE as the primary beneficiary since it is exposed to the majority of the expected losses.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States
The Company’s Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in Canada (Cdn. GAAP). These accounting principles differ in certain respects from accounting principles generally accepted in the United States (U.S. GAAP). The differing basis of accounting changes the incidence of profit recognition over its lifetime. Regardless of the accounting basis chosen, the total profit of an insurance contract will not change. The financial statement impact and a description of the material differences follow.
A) RECONCILIATION OF SELECTED CDN. GAAP FINANCIAL STATEMENT INFORMATION TO U.S. GAAP
i) Consolidated statements of operations:

	2007		2006		2005
	Cdn.	U.S.	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

REVENUE
Premiums	$13,124	$8,517	$14,609	$7,791	$12,940	$7,135
Total net investment income	4,684	5,738	6,664	6,022	6,079	6,030
Net realized gains	168	376		337		788
Fee income	3,212	3,343	3,014	3,077	2,899	2,965

	21,188	17,974	24,287	17,227	21,918	16,918

POLICY BENEFITS AND EXPENSES
Payments to policyholders, beneficiaries and depositors	15,196	9,813	13,730	8,860	13,506	8,920
Increase (decrease) in actuarial liabilities	(2,515)	1,262	2,525	1,602	872	1,274
Acquisition expense amortization	64	337	112	779	142	443
Other expenses	5,596	4,504	5,360	4,159	4,968	3,975

	18,341	15,916	21,727	15,400	19,488	14,612

INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTERESTS	2,847	2,058	2,560	1,827	2,430	2,306
Income taxes expense	522	308	389	243	531	445
Non-controlling interests in net income of subsidiaries	35	35	27	27	23	23

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES	2,290	1,715	2,144	1,557	1,876	1,838
Cumulative effect of accounting changes, net of taxes		—		4		—

TOTAL NET INCOME	2,290	1,715	2,144	1,561	1,876	1,838
Less participating policyholders’ net income	2	—	7	—	9	—

SHAREHOLDERS’ NET INCOME	2,288	1,715	2,137	1,561	1,867	1,838
Less preferred shareholder dividends	69	69	48	48	24	24

COMMON SHAREHOLDERS’ NET INCOME	$2,219	$1,646	$2,089	$1,513	$1,843	$1,814

Earnings per share
Basic
Common shareholders’ net income excluding cumulative effect of accounting changes	$3.90	$2.89	$3.62	$2.61	$3.14	$3.09
Cumulative effect of accounting changes		—		0.01		—

Common shareholders’ net income	$3.90	$2.89	$3.62	$2.62	$3.14	$3.09

Diluted
Common shareholders’ net income excluding cumulative effect of accounting changes	$3.85	$2.84	$3.58	$2.58	$3.12	$3.07
Cumulative effect of accounting changes		—		0.01		—

Common shareholders’ net income	$3.85	$2.84	$3.58	$2.59	$3.12	$3.07

Weighted average shares outstanding in millions
Basic	569	569	577	577	587	587
Diluted	572	572	580	580	590	590

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
ii) Consolidated balance sheets:

	2007		2006
	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP

ASSETS
Bonds			$69,230
Bonds — held-for-trading	$50,608	$5,781		$6,668
Bonds — available-for-sale	9,148	53,962		60,872
Mortgages and corporate loans	20,742	20,742	15,993	20,793
Stocks			4,899
Stocks — held-for-trading	4,438	1,463		1,665
Stocks — available-for-sale	788	3,763		3,879
Real estate, net of accumulated depreciation (accumulated depreciation: 2007 — $441 ;2006—$409)	4,303	2,961	3,825	2,611
Cash and cash equivalents	3,603	3,740	4,936	4,926
Short-term securities (1)	1,897	1,882	1,303	1,299
Derivative assets	1,947	1,931		1,487
Policy loans and other invested assets	4,349	6,157	6,013	7,086
Other invested assets — held-for-trading	440	264		740
Other invested assets — available-for-sale	757	954		431

Invested assets	103,020	103,600	106,199	112,457

Goodwill	6,018	4,565	5,981	4,664
Intangible assets	775	770	777	771
Deferred acquisition costs	139	6,677	185	6,495
Future income taxes (2)	382	233	747	240
Other assets	3,957	8,287	3,942	6,622

Total other assets	11,271	20,532	11,632	18,792
Segregated funds assets (3)		72,834		70,559

Total consolidated assets	$114,291	$196,966	$117,831	$201,808

Segregated funds net assets (3)	$73,205		$70,789

LIABILITIES AND EQUITY
Actuarial liabilities and other policy liabilities	$79,830	$53,920	$81,036	$54,195
Contract holder deposits		32,706		38,666
Amounts on deposit	3,747	3,616	3,599	3,588
Derivative liabilities	638	642		364
Deferred net realized gains	276		4,152
Senior debentures	3,014	3,014	3,491	3,491
Future income taxes (2)	582	545	226	598
Other liabilities	7,093	10,625	6,608	10,301

Total general fund liabilities	95,180	105,068	99,112	111,203
Subordinated debt	1,796	1,796	1,456	1,456
Non-controlling interests in subsidiaries	98	98	79	79
Segregated funds liabilities (3)		72,834		70,559
Equity	17,217	17,170	17,184	18,511

Total consolidated liabilities and equity	$114,291	$196,966	$117,831	$201,808

Segregated funds contract liabilities (3)	$73,205		$70,789

(1)	U.S. GAAP terminology is short-term investments.

(2)	U.S. GAAP terminology is deferred income tax.

(3)	U.S. GAAP terminology is separate accounts.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
iii) Consolidated statements of equity:

	2007		2006
	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP

PARTICIPATING POLICYHOLDERS’ CAPITAL ACCOUNT:
Balance, January 1	$92	$	$85	$
Adjustment for change in accounting policy	6
Net income attributed to participating policyholders	2		7
Total other comprehensive income (loss)	(5)

Balance, December 31	95		92

SHAREHOLDERS’ EQUITY:
PREFERRED SHARES
Balance, January 1	1,250	1,250	712	712
Shares issued, net of issuance costs	245	245	538	538

Balance, December 31	1,495	1,495	1,250	1,250

PAID IN CAPITAL
Balance, January 1	7,154	12,981	7,239	13,148
Stock options exercised (2)	55	55	61	61
Common shares purchased for cancellation (1)	(115)	(211)	(164)	(278)
Stock option compensation (3)	1	55	18	16
Subsidiary equity transaction	—	32	—	34

Balance, December 31	7,095	12,912	7,154	12,981

RETAINED EARNINGS
Balance, January 1, as previously reported	10,016	4,450	9,001	3,897
Adjustment for changes in accounting policies (Note 2 and Section D of this note)	186	(1)	—	—

Balance, January 1, after change in accounting policy	10,202	4,449	9,001	3,897
Net income for the year attributed to shareholders	2,288	1,715	2,137	1,561
Dividends on common shares	(752)	(752)	(663)	(663)
Dividends on preferred shares	(69)	(69)	(48)	(48)
Common shares purchased for cancellation	(387)	(291)	(411)	(297)

Balance, December 31	11,282	5,052	10,016	4,450

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), net of taxes
Balance, January 1, as previously reported	(1,328)	(170)	(1,491)	(569)
Adjustment for change in accounting policy (Note 2)	359	—	—	—

Balance, January 1, after changes in accounting policies	(969)	(170)	(1,491)	(569)
Total other comprehensive income (loss)	(1,781)	(2,119)	163	625

	(2,750)	(2,289)	(1,328)	56
Impact of adopting SFAS 158	—	—	—	(226)

Balance, December 31	(2,750)	(2,289)	(1,328)	(170)

Total retained earnings and accumulated other comprehensive income	8,532	2,763	8,688	4,280

TOTAL EQUITY	$17,217	$17,170	$17,184	$18,511

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), net of taxes
Balance, end of year, consists of:
Unamortized net actuarial loss (4)		(126)		(240)
Unamortized past service cost (4)		29		7
Unamortized transition asset (4)		5		7
Unrealized gains on available-for-sale assets	25	1,316		2,744
Unrealized foreign currency translation gains (losses), net of hedging activities	(2,821)	(2,866)	(1,337)	(1,402)
Unrealized gains on derivatives designated as cash flow hedges	32	3		3
Deferred acquisition costs and other liabilities		(650)		(1,289)

Balance, December 31	$(2,764)	$(2,289)	$(1,337)	$(170)

(1)	Shown as share capital under Cdn. GAAP.

(2)	Shown as share capital and contributed surplus under Cdn. GAAP.

(3)	Shown as contributed surplus under Cdn. GAAP.

(4)	Included in other assets and other liabilities for plans with surpluses and deficits respectively under Cdn. GAAP.

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
iv) Comprehensive income:
A new consolidated statement of comprehensive income was introduced under Cdn. GAAP upon the adoption of Section 1530 on January 1, 2007 as described in Notes 1 and 2. For U.S. GAAP, changes to deferred acquisition costs and other liabilities are included in addition to the components included in comprehensive income for Cdn. GAAP.

	2007		2006	2005
	Cdn. GAAP	U.S. GAAP	U.S. GAAP	U.S. GAAP

Total net income	$2,290	$1,715	$1,561	$1,838
Other comprehensive income (loss), net of taxes:
Unrealized foreign currency translation gains (losses), excluding hedges	(1,781)	(1,807)	236	(354)
Unrealized foreign currency gains (losses), net investment hedges	282	343	(60)	46
Net adjustment for foreign exchange losses	3	—	—	—
Unrealized gains (losses) on available-for-sale assets	(238)	(1,140)	78	494
Reclassifications to net income for available-for-sale assets	(84)	(288)	(30)	(492)
Unrealized gains on cash flow hedging instruments	40	7	5	11
Reclassifications to net income for cash flow hedges	(8)	(7)	(8)	(6)
Changes to deferred acquisition costs and other liabilities		639	268	58
Changes in unamortized net actuarial loss		114	—	—
Changes in past service cost		22	—	—
Changes in transition asset		(2)	—	—
Additional minimum pension liability (1)		—	136	(66)

Total other comprehensive income (loss)	(1,786)	(2,119)	625	(309)

Less:
Participating policyholders’ net income	2
Participating policyholders’ foreign currency	(5)
translation gains (losses) excluding hedges

Shareholders’ comprehensive income (loss)	$507	$(404)	$2,186	$1,529

(1)	The additional minimum pension liability includes the impact of adopting FASB Statement No. 158 — Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158).

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
v)	Effect of differences between Cdn. GAAP and U.S. GAAP net income:
For the differences between Cdn. GAAP and U.S. GAAP net income listed below, please refer to the following section for a description of the differences in accounting policies.

	2007	2006	2005

Total net income in accordance with Cdn. GAAP	$2,290	$2,144	$1,876
Adjustments related to:
Investments
Bonds(1)	1,459	(217)	208
Stocks and segregated fund units(1)	114	75	265
Derivative instruments	(96)	(65)	493
Real estate	(125)	(95)	(54)

Total investments	1,352	(302)	912

Deferred acquisition costs
Deferred acquisition costs — deferred	723	897	720
Deferred acquisition costs — amortization and interest	(273)	(665)	(301)

Total deferred acquisition costs	450	232	419

Actuarial liabilities and other policyholder revenues and expenses
Premium and fees revenue	(4,167)	(6,466)	(5,448)
Payments to policyholders, beneficiaries and depositors	5,383	4,870	4,586
Actuarial liabilities	(3,777)	923	(402)

Total actuarial liabilities and other policyholder revenues and expenses	(2,561)	(673)	(1,264)

Other	(30)	10	(191)
Income tax effect of above adjustments	214	146	86
Change in accounting policy	—	4	—

Total net income in accordance with U.S. GAAP	$1,715	$1,561	$1,838

(1)	In 2007, differences in net income are attributable to different asset designations. Under Cdn. GAAP, assets are designated as held-for-trading for investments supporting actuarial liabilities, and available-for-sale for assets not supporting actuarial liabilities (as described in more detail in Note 2). For U.S. GAAP, most of the Company’s assets are designated as available-for-sale.

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
B)	SIGNIFICANT ACCOUNTING POLICY DIFFERENCES BETWEEN CDN. GAAP AND U.S. GAAP APPLICABLE TO THE COMPANY
(i) The following table shows the significant accounting policy differences between Cdn. GAAP and U.S. GAAP:

	Cdn. GAAP	U.S. GAAP

Held-for- trading Designation	Any financial asset that is not a loan or a receivable and whose fair value can be reliably measured can be designated as held-for-trading.	Only debt and equity securities that have reliably determinable fair values and are bought and held principally for the purpose of selling them in the near term are classified as held-for-trading.

Real estate	Real estate held for investment is originally recorded at cost.

The carrying value is adjusted towards the fair value at 3% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales are deferred and amortized into net investment income at the rate of 3% of the unamortized balance each quarter.

The Company records a write-down for any other than temporary decline in the value of the entire real estate portfolio.	Real estate held for investment is carried at depreciated cost.

Realized gains and losses on sales are reflected in income immediately.

Other than temporary declines in value of specific properties result in a write-down charged to income.

Deferred acquisition costs	Costs of acquiring new insurance and annuity business, primarily commissions; underwriting; issue expenses and agency expenses are implicitly recognized in actuarial liabilities for most of the policies.	Acquisition costs are deferred and recorded as an asset.

Amortization of such costs is dependent on the product to which the costs relate. For participating life insurance contracts, except for participating policies in the United Kingdom, amortization is based on a constant percentage of gross margin. For universal life and investment-type contracts, amortization is based on a constant percentage of gross profit. For other non-participating products, including term, group and disability insurance, amortization is based on a constant percentage of premium. Amortization for participating policies in the United Kingdom is based on the change in the sum assured. In cases where amortization is based on gross profit or margin, and available- for-sale bonds or stocks are used to support the underlying contract liability or actuarial reserve, a portion of the unrealized gains and losses balance is removed from equity and netted against the deferred acquisition cost balance.

Actuarial liabilities and contract holder deposits	Actuarial liabilities are calculated in accordance with Canadian generally accepted actuarial practice. This method uses best estimate assumptions for future experience factors adjusted to provide modest margins for adverse deviation in each experience factor.	The actuarial liabilities for participating life policies, except those in the United Kingdom, are computed using a net level premium reserve method with interest and mortality assumptions based primarily upon those assumptions used for establishing the cash surrender values in the contract. For universal life-type and investment contracts, contract holder deposits represent account balances and U.S. GAAP liabilities primarily equal account value balances. The account values represent an accumulation of gross deposits received plus credited interest less withdrawals, expenses and mortality charges. Other non-participating products include term, group and disability insurance. For these products, as well as participating contracts in the United Kingdom, a net level premium method is used with assumptions locked in at time of issue, unless the business is in a loss recognition position, in which case a best estimate gross premium valuation is used.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)

	Cdn. GAAP	U.S. GAAP

Deferred net realized gains	Realized gains and losses on sales of real estate are deferred and amortized.	Realized gains and losses on sales of real estate are recognized in income immediately.

Premium revenue, fee income, maturities and surrenders, and interest on claims and deposits	Premiums for universal life and other investment-type contracts are recorded as revenue, and a liability for future policy benefits is established as a charge to income.

Interest accrued on contracts is shown as an increase in actuarial liabilities.

Payments to contract holders upon maturity are reflected as an expense with an offsetting reduction to the increase in actuarial liabilities.	Amounts received for universal life and investment-type contracts are not included in the income statement but are reported as deposits to contract holder account balances. Revenues from these contracts are limited to amounts assessed against policyholders’ account balances for mortality, policy administration and surrender charges, and are included in fee income when earned.

Interest accrued on contracts is included in interest on claims and deposits.

Payments upon maturity or surrender are reflected as reductions to the contract holder deposits on the balance sheet.

Other payments in excess of the account value, such as death claims, are reflected as an expense.

Unrealized foreign currency translation gains (losses)	A proportionate amount of the exchange gain or loss accumulated in OCI is reflected in net income when there is a reduction in the Company’s net investment in a foreign operation resulting from a capital transaction, dilution, or sale of all or part of the foreign operation.

A proportionate amount of exchange gains or losses accumulated in OCI is reflected in net income only when there is a reduction in the Company’s net investment in the foreign operation resulting from the sale of all or part of the foreign operation.

Future income tax asset and liability (1)	Future income tax liabilities and assets are recognized based on the differences between the accounting values of assets and liabilities and their related tax bases using income tax rates of enacted or substantially enacted tax law.	Future income tax liabilities and assets are recorded based on income tax rates of currently enacted tax law. Differences in the provisions for income taxes arise from differing accounting policies for assets and liabilities, and differences in the recognition of tax rate changes are disclosed in part C viii) of this note.

Derivatives	For net investment hedges, changes in fair value of these hedging derivatives, along with interest earned and paid on the swaps are recorded to the foreign exchange gains and losses in OCI, offsetting the respective exchange gains or losses arising from the underlying investments.

There is no requirement to bifurcate embedded derivatives from actuarial liabilities for insurance contracts. As a result, they are included as part of actuarial liabilities.	For net investment hedges, spot rate changes on the hedging derivatives are recorded to the foreign exchange gains and losses in OCI to offset the respective exchange gains or losses arising from the underlying investments. The remainder of the changes in fair value, along with interest earned and paid, are recorded in net income.

Embedded derivatives in insurance contracts are separately accounted for as stand-alone derivatives when they are not clearly and closely related to their host instruments. They are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in income.

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
(ii) The following additional significant accounting policy differences between Cdn. GAAP and U.S. GAAP existed prior to 2007:

Cdn. GAAP	U.S. GAAP

Bonds	Bonds are carried at amortized cost. Realized gains and losses are deferred and amortized to income using the constant yield method over the remaining period to maturity.	Bonds are carried at fair value. The bonds are classified as available-for-sale or trading.

Unrealized gains and losses are included in OCI if classified as available-for-sale, and included in net income if classified as trading. Realized gains and losses are included in net income immediately.

Certain instruments, included with bonds under Cdn. GAAP, are reclassified to mortgages and corporate loans under U.S. GAAP, as they do not meet the definition of a security.

Stocks	Stocks are originally recorded at cost.

The carrying value is adjusted towards the fair value at 5% of the difference between fair value and carrying value per quarter. Realized gains and losses are deferred and amortized into net investment income at the rate of 5% of the unamortized balance each quarter.

The Company records a write-down for any other than temporary decline in the value of the entire stock portfolio.

Stocks are carried at fair value. The stocks are classified as available-for-sale or trading.

Unrealized gains and losses are included in OCI if classified as available-for-sale, and included in net income if classified as trading.

Other than temporary declines in the value of stock result in a write-down charged to income.

Derivatives	Most of the Company’s derivatives are accounted for as either fixed term portfolio investments or equity portfolio investments. Fixed term portfolio investment accounting reports investments at amortized cost. Equity portfolio investments are carried at a value calculated using a moving average market method.

Realized gains and losses on the derivatives are deferred and amortized into net investment income.

Certain derivative instruments are used for risk management purposes and either accounted for using hedge accounting or fair value accounting. Under hedge accounting, the accounting for the derivative follows the underlying asset or liability that is being hedged. Under fair value accounting, the derivative instrument is recorded at fair value on the balance sheet with increases or decreases recorded to net investment income.

Derivative instruments are carried at their fair values.

Changes in fair values of derivatives that are not hedges are recorded in income as they arise. For fair value hedges, the gain or loss on the derivative as well as the adjustment to the carrying value of the hedged item are recognized in income. For cash flow hedges, the effective portion of the changes in the fair value of the derivatives is recorded in OCI and the ineffective portion is recognized in income.

Embedded derivatives are separately accounted for as stand-alone derivatives and carried at fair values with the changes in fair value recorded in income when they are not clearly and closely related to their host instruments. This requirement includes insurance policies issued by the Company.

Foreign exchange exposure of an anticipated purchase transaction would not qualify for hedge accounting.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)

	Cdn. GAAP	U.S. GAAP

There is no requirement to separately account for embedded derivatives prior to 2007. Foreign exchange exposure of an anticipated purchase transaction may qualify for hedge accounting.

Deferred net realized gains	Realized gains and losses on sales of invested assets are deferred and amortized.	Realized gains and losses are recognized in income immediately.

(1)	U.S. GAAP terminology is deferred income tax.
C) ADDITIONAL INFORMATION REQUIRED TO BE REPORTED UNDER U.S. GAAP
i)	Realized gains (losses) on sales of available-for-sale securities included in net realized gains:

	2007	2006	2005

Bonds:
Gross realized gains	$276	$383	$618
Gross realized losses	$(183)	$(256)	$(122)
Stocks:
Gross realized gains	$412	$193	$217
Gross realized losses	$(170)	$(78)	$(65)
ii)	Change in net gains (losses) included in net investment income for securities classified as trading:

	2007	2006	2005

Bonds	$(182)	$(80)	$12
Stocks	$59	$301	$348
iii)	Gross unrealized gains (losses) on available-for-sale bonds:

	2007
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

Issued or guaranteed by:
Canadian federal government	$2,721	$118	$(6)	$2,833
Canadian provincial and municipal governments	5,429	828	(73)	6,184
U.S. Treasury and other U.S. agencies	1,234	79	(15)	1,298
Other governments	2,458	376	(11)	2,823
Corporate	34,637	1,000	(961)	34,676
Asset-backed securities	6,375	109	(336)	6,148

Total bonds	$52,854	$2,510	$(1,402)	$53,962

	2006
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

Issued or guaranteed by:
Canadian federal government	$3,174	$161	$(3)	$3,332
Canadian provincial and municipal governments	5,581	958	(4)	6,535
U.S. Treasury and other U.S. agencies	1,236	34	(11)	1,259
Other governments	2,031	402	(6)	2,427
Corporate	37,586	1,783	(347)	39,022
Asset-backed securities	8,230	163	(96)	8,297

Total bonds	$57,838	$3,501	$(467)	$60,872

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
(iv)	Gross unrealized gains (losses) on available-for-sale stocks:

		Gross	Gross	Estimated
	Original	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

Total 2007	$3,139	$730	$(106)	$3,763

Total 2006	$3,037	$863	$(21)	$3,879

v)	Real estate
The depreciation expense included in U.S. GAAP other expenses is as follows:

	2007	2006	2005

Depreciation expense	$61	$56	$56
vi)	Derivatives
Derivatives are accounted for consistently under both Cdn. and U.S. GAAP as a result of the adoption of the new CICA Handbook Sections 3865, Hedges, and 3855, Financial Instruments — Recognition and Measurement, on January 1, 2007. The Company also designated fair value and cash flow hedges consistently under both GAAPs and therefore, information on these hedges for the period ended December 31, 2007 is the same in Cdn. and U.S. GAAP (see Note 5). The following includes prior years’ information on these hedges:
Fair value hedge
For the year ended December 31, 2006 and 2005, there is no hedge ineffectiveness recognized in net income. All components of each derivative’s change in fair value have been included in the assessment of fair value hedge effectiveness.
Cash flow hedge
For the year ended December 31, 2006 and 2005, the Company excluded a net loss of $1 and $2 from hedge effectiveness assessment and reclassified $1 and $8 from OCI to income. There is no hedge ineffectiveness recognized in net income. As at December 31, 2006 and 2005, the Company expected to reclassify $6 and $3 to net income in the next 12 months.
The Company uses different accounting policies for net investment hedges in Cdn. and U.S. GAAP as described below:
Net investment hedges
The Company designates net investment hedges consistently in both Cdn. and U.S. GAAP. However, the Company uses different accounting policies for these hedges. Under Cdn. GAAP, changes in fair value of these hedging derivatives, along with interest earned and paid on the swaps, are recorded to the foreign exchange gains and losses in OCI, offsetting the respective exchange gains or losses arising from the underlying investments. Under U.S. GAAP, only the spot rate changes on the hedging derivatives are recorded to the foreign exchange gains and losses in OCI to offset the respective exchange gains or losses arising from the underlying investments. The remainder of the changes in fair value, along with interest earned and paid, are recorded in net income. For the years ended December 31, 2007, 2006 and 2005, the Company recorded $358, $(60) and $46 to the foreign exchange gains (losses) in OCI for U.S. GAAP purposes.
vii)	Unrealized loss positions for which an other than temporary impairment has not been recognized
The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual available-for-sale securities have been in a continuous unrealized loss position, as at December 31, 2007.

	Less than 12 months		12 months or more			Total
		Unrealized		Unrealized		Unrealized
Description of securities	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Bonds	$14,150	$853	$7,463	$549	$21,613	$1,402
Stocks	1,136	106	1	—	1,137	106

Total temporarily impaired securities	$15,286	$959	$7,464	$549	$22,750	$1,508

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
Available-for-sale debt securities have generally been identified as temporarily impaired if their amortized cost as at December 31, 2007, was greater than their fair value, resulting in an unrealized loss. Unrealized gains and losses in respect of investments designated as held-for-trading have been included in net income and have been excluded from the above table.
Unrealized losses are largely due to interest rate fluctuations and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s asset/liability management practices, and based on a review of these investment holdings, it is believed that the contractual terms of these debt securities will be met and/or the Company can hold these investments until recovery in value.
A total of 3,461 debt securities were in an unrealized loss position as at December 31, 2007, of which 1,960 were in a continuous loss position for less than 12 months and 1,501 positions for 12 months or more. Of the 3,461 debt securities, unrealized losses less than 12 months included 833 positions with an aggregate fair value of $3,078 (788 positions with an aggregate fair value of $1,888 for 12 months or more) having unrealized losses of less than one hundred thousand dollars per individual holding. A total of 83 common stock positions were in a loss position as at December 31, 2007 of which 75 were in a continuous loss position for less than 12 months and 8 positions for 12 months or more. Of the 83 common stock positions, unrealized losses less than 12 months included 15 positions with an aggregate fair value of $34 having unrealized losses of less than one hundred thousand dollars per individual holding.
viii) Future income tax asset and liability (1): Differences between Cdn. GAAP and U.S. GAAP that arise from differing accounting policies for assets and liabilities and differences in the recognition of tax rate changes are as follows:

	2007
	Future Income Tax Asset	(1)	Future Income Tax Liability	(1)
	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP

Investments	$(27)	$(12)	$1,257	$1,041
Actuarial liabilities	261	932	(464)	(899)
Deferred acquisition costs	144	(789)	(199)	578
Losses available for carry forward	6	8	(111)	(109)
Other	3	99	82	(66)

Future tax asset/liability before valuation allowance	387	238	565	545
Valuation allowance	(5)	(5)	17	—

Total	$382	$233	$582	$545

	2006
	Future Income Tax Asset	(1)	Future Income Tax Liability	(1)
	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP

Investments	$61	$(52)	$272	$1,550
Actuarial liabilities	123	1,343	(7)	(1,639)
Deferred acquisition costs	325	(933)	—	635
Losses available for carry forward	216	16	(15)	(215)
Other	99	(130)	(24)	202

Future tax asset/liability before valuation allowance	824	244	226	533
Valuation allowance	(77)	(4)	—	65

Total	$747	$240	$226	$598

(1)	U.S. GAAP terminology is deferred income tax.

68
www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
ix) Acquisition: The Company completed the acquisition of the Genworth EBG Business on May 31, 2007 and the acquisition of CMG Asia on October 18, 2005 as described in Note 3. The following table shows the amounts of the assets, liabilities and goodwill at the dates of acquisition under Cdn. and U.S. GAAP. The amounts under each GAAP are different due to the different accounting policies used under each GAAP.

	Genworth EBG Business		CMG Asia
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP		U.S. GAAP

Invested assets acquired	$977	$977	$1,548		$1,548
Other assets acquired (1)	129	353	122		422
Segregated funds assets acquired	—	—	—		532

	1,106	1,330	1,670		2,502

Actuarial liabilities and other policy liabilities acquired	654	545	1,453		1,344
Amounts on deposit acquired	49	51	159		159
Other liabilities acquired	38	50	40		38
Segregated funds liabilities acquired	—	—	—		532

	741	646	1,652		2,073

Net balance sheet assets acquired	$365	$684	$18		$429

Consideration:
Cash cost of acquisition	$709	$709	$554	(2)	$532
Transaction and other related costs	16	16	9		9

	$725	$725	$563		$541

Goodwill on acquisition	$360	$41	$545		$112

(1)	Other assets acquired included value of business acquired of $248 for Genworth EBG Business and $287 for CMG Asia under U.S. GAAP.

(2)	Includes the cost to hedge the foreign exchange exposure of the purchase price.
The following supplemental unaudited pro forma information has been prepared to give effect to the acquisitions of Genworth EBG Business and CMG Asia, as if the transactions had been completed at the beginning of each year presented. Since CMG Asia was acquired in October of 2005, 2006 and 2007 net income from CMG Asia is included in the actual net income reported for those years. The proforma information is calculated by combining the results of operations of the Company with those of the Genworth EBG Business and CMG Asia prior to the acquisition dates. The pro forma information is not intended to reflect what would have actually resulted had the transactions been completed at the beginning of those years or what may be obtained in the future. Where applicable, the impact of synergy savings and integration costs arising from the acquisitions have been reflected.
Supplemental unaudited pro forma condensed information:

	Genworth EBG Business		CMG Asia
	2007	2006	2005

Revenue	$18,335	$18,071	$17,136

Total common shareholders’ net income before realized gains	$1,275	$1,132	$1,034
Net realized gains	376	337	791

Common shareholders’ net income	$1,651	$1,469	$1,825

Weighted average number of shares outstanding (in millions)	569	577	587
Basic earnings per share	$2.90	$2.55	$3.11

Common shareholders’ net income on a diluted basis	$1,631	$1,458	$1,820
Weighted average number of shares outstanding on a diluted basis (in millions)	572	580	590
Diluted earnings per share	$2.85	$2.51	$3.08

69
Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
x) Earnings per share:
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	2007		2006		2005

	Cdn.	U.S.	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

Common shareholders’ net income excluding cumulative effect of accounting changes	$2,219	$1,646	$2,089	$1,509	$1,843	$1,814
Cumulative effect of accounting changes, net of income taxes	—	—		4		—

Common shareholders’ net income	2,219	1,646	2,089	1,513	1,843	1,814
Less: Effect of stock options of subsidiaries	20	20	11	11	5	5

Common shareholders’ net income on a diluted basis	$2,199	$1,626	$2,078	$1,502	$1,838	$1,809

Weighted average number of shares outstanding (in millions)	569	569	577	577	587	587
Add: Adjustments relating to the dilutive impact of stock options	3	3	3	3	3	3

Weighted average number of shares outstanding on a diluted basis (in millions)	572	572	580	580	590	590

xi) Statements of cash flows: Under Cdn. GAAP, deposits, maturities and withdrawals related to investment-type contracts and universal life contracts are included in operating activities. Under U.S. GAAP, deposits, maturities and withdrawals are reflected as financing activities; these cash flow items are as follows:

	2007	2006	2005

Deposits and withdrawals reclassified to financing activities:
Deposits to policyholders’ accounts	$4,141	$6,417	$6,401

Withdrawals from policyholders’ accounts	$7,090	$6,510	$6,021

xii) Liabilities for contract guarantees: The Company offers various guarantees to certain policyholders including a return of no less than (a) total deposits made on the contract less any customer withdrawals, (b) total deposits made on the contract less any customer withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any customer withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death, upon annuitization, or at specified dates during the accumulation period of an annuity.
For policies with a guaranteed minimum death benefit, the net amount at risk represents the excess of the value of the guaranteed minimum death benefit over the account value. This is a hypothetical amount that would only have been payable on December 31, 2007, had all of the policyholders died on that date. For policies with a guaranteed minimum income benefit, the net amount at risk represents the excess of the cost of an annuity to meet the minimum income guarantee over the account value. For the most part, these guarantees may not yet be exercised and there are limitations on when these guarantees may be exercised.

70
www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
The table below represents information regarding the Company’s variable annuity and unit-linked pension contracts with guarantees as at December 31, 2007:

			Weighted Average Attained
Benefit type	Account Balance	Net Amount at Risk	Age of Contract Holders

Minimum death	$30,646	$1,895	66
Minimum income	$2,476	$2,177	60
Minimum accumulation or withdrawal	$5,300	$4	62
The following summarizes the additional reserve for the minimum guaranteed death benefit and income benefit as at December 31, 2007:

	Minimum	Guaranteed
	Guaranteed Death	Minimum Income
	Benefit	Benefit	Total

Balance as at January 1, 2006	$68	$194	$262
Benefit ratio and assumption changes	(7)	1	(6)
Incurred guaranteed benefits	69	1	70
Paid guaranteed benefits	(69)	(33)	(102)
Interest	4	(26)	(22)
Effect of changes in currency exchange rates	—	20	20

Balance as at December 31, 2006	65	157	222
Benefit ratio and assumption changes	5	10	15
Incurred guaranteed benefits	28	1	29
Paid guaranteed benefits	(36)	(35)	(71)
Interest	3	28	31
Effect of changes in currency exchange rates	(12)	(23)	(35)

Balance as at December 31, 2007	$53	$138	$191

The liability for death and income benefit guarantees is established equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest less contract benefit payments. The benefit ratio is calculated as the estimated present value of all expected contract benefits divided by the present value of all expected contract charges. The benefit ratio may be in excess of 100%. For guarantees in the event of death, benefits represent the current guaranteed minimum death payments in excess of the current account balance. For guarantees at annuitization, benefits represent the present value of the minimum guaranteed annuity benefits in excess of the current account balance.
Projected benefits and assessments used in determining the liability for guarantees are developed using models and stochastic scenarios that are also used in the development of estimated expected future gross profits. Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based upon factors such as eligibility conditions and the annuitant’s attained age. The liability for guarantees will be re-evaluated periodically, and adjustments will be made to the liability balance through a charge or credit to policyowner benefits.
Guaranteed minimum accumulation benefits and withdrawal benefits are considered to be derivatives under Financial Accounting Standards Board (FASB) Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), and are recognized at fair value through earnings. The guaranteed minimum accumulation and withdrawal benefits were liabilities of $165 and $170 as at December 31, 2006 and December 31, 2007, respectively.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
D) U.S. GENERALLY ACCEPTED ACCOUNTING STANDARDS ADOPTED BY THE COMPANY IN 2007
i) FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (FIN 48):
Effective January 1, 2007, the Company adopted FIN 48. As a result of the implementation of FIN 48, the Company recognized an increase of $1 in the reserve for unrecognized tax benefits (UTBs), which was accounted for as a decrease to the January 1, 2007 balance of retained earnings. Additionally, as a result of implementing FIN 48, the Company recorded $144 of UTBs related to a balance sheet reclassification (from future tax liability to current tax liability) that did not impact retained earnings.
The liability for UTBs related to permanent and temporary tax adjustments, exclusive of interest, was $617 as at December 31, 2007 ($624 as at January 1, 2007). Of this total, $452 of tax benefits would favourably affect the Company’s effective tax rate if the tax benefits were recognized in the financial statements.
The net decrease in the liability of $7 since the date of adoption resulted from the following:

UTB balance as at January 1, 2007	$624
Increase (decrease) related to tax positions in prior year	24
Increase (decrease) related to tax positions in current year	20
Increase (decrease) related to foreign exchange movement	(51)

UTB balance as at December 31, 2007	$617

The Company records interest and penalties related to income taxes as a component of other expense in the consolidated statements of operations. The Company recognized $49 of net interest and penalties as at January 1, 2007. During the year ended December 31, 2007, the Company recognized an additional $16 in gross interest and penalties related to UTBs.
While the final outcome of the ongoing tax examinations is not yet determinable, the Company believes that an increase or decrease of the total amount of UTBs within the next 12 months would not materially impact its effective tax rate.
The following table summarizes, by major tax jurisdiction, the tax years that remain subject to examination by the relevant taxing authorities:

Tax Jurisdiction	Years Subject to Examination
Canada	2003 — forward
U.S.	2001 — forward
U.K.	2003 — forward
ii) FASB Statement No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155) — An amendment of FASB Statements No. 133 and 140:). The Company adopted the provisions of SFAS 155 on January 1, 2007. SFAS 155 supersedes the interim guidance in SFAS 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, and requires beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or hybrid instruments that contain an embedded derivative requiring bifurcation. SFAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. The adoption of SFAS 155 did not have a material impact on the Consolidated Financial Statements.

www.sunlife.com Annual Report 2007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
iii) Derivative Implementation Group Statement 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets (DIG B40): The Company adopted the provisions of DIG B40 on January 1, 2007. Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if certain conditions are met. The adoption of DIG B40 did not have a material impact on the Consolidated Financial Statements.
iv) FASB Statement No. 156, Accounting for Servicing of Financial Assets (SFAS 156): The Company adopted SFAS 156 on January 1, 2007. SFAS 156 permits, but does not require, an entity to choose either the amortization method or the fair value measurement method for measuring each class of separately recognized servicing assets and servicing liabilities. The adoption of SFAS 156 did not have a material impact on the Consolidated Financial Statements.
v) American Institute of Certified Public Accountants’ (AICPA) Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (SOP 05-1): The Company adopted SOP 05-1 on January 1, 2007. SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments (SFAS 97). SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. The adoption of this SOP did not have a material impact on the Consolidated Financial Statements.
E) U.S. GENERALLY ACCEPTED ACCOUNTING STANDARDS NOT YET ADOPTED BY THE COMPANY
i) FASB Statement No. 141(R), Business Combinations (SFAS 141(R)): SFAS 141(R) requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date at their fair values as at that date. Contractual contingencies are also required to be measured at their acquisition date fair values. In addition, SFAS 141(R) requires that acquisition related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will adopt SFAS 141(R) on January 1, 2009.
ii) FASB Statement No. 157, Fair Value Measurements (SFAS 157): SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. It defines fair value to be the exit price and establishes a three-level hierarchy for fair value measurements based on the level of valuation inputs. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company will adopt SFAS 157 on January 1, 2008 and is currently assessing the impact on its Consolidated Financial Statements.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
iii) FASB Statement No. 158 — Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158): SFAS 158 requires the measurement date for plan assets and liabilities to be the Company’s fiscal year end. Previously it was permitted to use a date up to three months prior to the Company’s fiscal year end. The Company will adopt the measurement date provision of SFAS 158 in 2008 for certain of its U.S. plans. The adoption of the measurement date change will not have a material impact on the Consolidated Financial Statements.
iv) FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159): SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value (“FV option”). The objective is to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007
As of January 1, 2008, the Company will adopt the FV option for certain available-for-sale fixed maturity securities attributable to certain life, health and annuity products. The Company believes this adoption will mitigate volatility related to derivatives, which are currently carried at fair value, with changes in fair value recorded as a component of derivative income. In addition, as the Company is constantly managing unexpected and significant changes in facts and circumstances related to the investment portfolios, such as issuer-specific credit events and greater than expected redemptions in certain product segments, adopting the FV option will allow more flexibility in regards to balancing the investment portfolios with respect to asset mix, interest rate risk, yield, duration, and credit quality. The adoption of the FV option will also allow for more effective investment management of a total return portfolio strategy in a volatile interest rate environment.
The Company is still assessing the impact the adoption of SFAS 159 will have on the Consolidated Financial Statements.
v) FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements (SFAS 160): SFAS 160 requires that non-controlling interests in subsidiaries be presented within equity in the Consolidated Financial Statements, and that all transactions between an entity and non-controlling interests be accounted for as equity transactions. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company will adopt SFAS 160 on January 1, 2009.
26.	Comparative Figures
Certain comparative figures have been reclassified to conform with the presentation adopted in 2007.

www.sunlife.com Annual Report 2007

APPOINTED ACTUARY’S REPORT
Appointed Actuary’s Report
THE SHAREHOLDERS AND DIRECTORS OF SUN LIFE FINANCIAL INC.
I have valued the policy liabilities of Sun Life Financial Inc. and its subsidiaries for its consolidated balance sheets at December 31, 2007 and 2006 and their change in the consolidated statements of operations for the years then ended in accordance with accepted actuarial practice, including selection of appropriate assumptions and methods.
In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the Consolidated Financial Statements fairly present the results of the valuation.

Robert W. Wilson
Fellow, Canadian Institute of Actuaries
Toronto, Canada
February 13, 2008

Sun Life Financial Inc.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
Report of Independent Registered Chartered Accountants
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SUN LIFE FINANCIAL INC.
We have audited the accompanying consolidated balance sheets of Sun Life Financial Inc. and subsidiaries (the “Company”) and the separate consolidated statements of segregated funds net assets as at December 31, 2007 and 2006, and the related consolidated statements of operations, equity, comprehensive income, cash flows and changes in segregated funds net assets for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
With respect to the consolidated financial statements for the years ended December 31, 2007 and 2006, we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the consolidated financial statements for the year ended December 31, 2005, we conducted our audit in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Sun Life Financial Inc. and subsidiaries and their segregated funds as at December 31, 2007 and 2006, and the results of their operations, their cash flows and the changes in their segregated funds net assets for each of the three years in the period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
February 13, 2008

www.sunlife.com Annual Report 2007

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
Comments by Independent Registered Chartered Accountants on Canada- United States of America Reporting Difference
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Notes 1, 2 and 25 to the consolidated financial statements. Our report to the Board of Directors and Shareholders, dated February 13, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
February 13, 2008

Sun Life Financial Inc.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
Report of Independent Registered Chartered Accountants
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SUN LIFE FINANCIAL INC.
We have audited the internal control over financial reporting of Sun Life Financial Inc. and subsidiaries (the “Company”) as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated February 13, 2008 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States Reporting Difference referring to changes in accounting principles.

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
February 13, 2008

www.sunlife.com Annual Report 2007